NO ACT

PE
9-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

08058645

Received SEC

SEP 09 2008

Washington, DC 20549

September 9, 2008

Act 1934
Section
Rule 14e-5
Public Availability September 9, 2008

Via Facsimile 011 49 69 97103-0 and U.S. Mail

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neuer Mainzer Strasse 52
60311 Frankfurt am Main
Germany

**Re: Tender offer by Petersen Energía Inversora, S.A. for YPF S.A.
TP File No. 08-83**

PROCESSED
SEP 26 2008
THOMSON REUTERS

Dear Mr. De la Cruz:

We are responding to your letter dated September 8, 2008 to the attention of Michele Anderson, Christina Chalk, and Josephine Tao, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of September 8, 2008, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1) under the Exchange Act. The exemption from Rule 14d-10(a)(1) permits the Bidders to make the U.S. Offer available to all holders of ADSs and to holders of Shares that are U.S. persons. The Argentine Offer will be open to all holders of Shares, including U.S. person, as required under Argentine law. The U.S. offer materials will disclose the risks to U.S. persons associated with participating in the Argentine Offer; and

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 permits Petersen SPV to purchase or arrange to purchase Shares pursuant to the Argentine Offer during the U.S. Offer. You do not request and we do not grant any relief regarding purchases or arrangements to purchase Securities outside the U.S. Offer otherwise than pursuant to the Argentine Offer. In granting this relief, we note that, except for the relief specifically granted herein, the Bidders will comply with the requirements of Rule 14e-5.

In addition, based on the representations in your letter of September 8, 2008, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act, if Bidders pay for or return tendered Securities promptly after the receipt or denial of the Required Regulatory Approval. Bidders will pay for or return tendered Securities within three business days after Bidders announce the receipt or denial of the Required Regulatory Approval. Bidders will announce receipt or denial of the Required Regulatory Approval within one business day after receipt of such information. This announcement will be made by press release, and Bidders will also amend the Schedule TO to reflect this information. Tendering holders may withdraw their tendered Securities through the date of announcement. In addition, Bidders will also disseminate disclosure about any material developments in the regulatory approval process before receipt of approval or denial of the Required Regulatory Approval through press releases, and they will amend their tender offer materials to reflect such developments.

The foregoing exemption and no-action position are based solely on the representations and the facts presented in your September 8, 2008 letter, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Securities Exchange Act of 1934, and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance and the Division of Trading and Markets express no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine Tao

Josephine Tao
Assistant Director
Division of Trading and Markets

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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September 8, 2008

Securities Exchange Act of 1934
Rule 14d-10(a)(1)
Rule 14e-5
Rule 14e-1(c)

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553
Attention: Ms. Michele Anderson, Chief,
Office of Mergers and Acquisitions
Ms. Christina Chalk, Special Counsel
Ms. Josephine Tao, Assistant Director

Re: Proposed Tender Offers by Petersen Energía Inversora, S.A. and Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey for Class A Shares, Class B Shares, Class C Shares, Class D Shares and ADSs of YPF S.A.

Ladies and Gentlemen:

We are writing on behalf of our client, Petersen Energía Inversora, S.A, a variable stock corporation (*sociedad anónima*) organized under the laws of the Kingdom of Spain ("Petersen SPV"), indirectly controlled by Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the "Eskenazi Family"). On behalf of the Bidders, we respectfully request that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-

10(a)(1) and Rule 14e-5, as promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act"), and that the staff of the Commission (the "Staff") confirm it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act in connection with the all-cash tender offers for all of the outstanding (i) Class A Shares, Class B Shares, Class C Shares, and Class D Shares (collectively, the "Shares"), and (ii) American Depositary Shares, each representing one Class D Share (the "ADSs," and together with the Shares, collectively, the "Securities"), of YPF S.A., a stock corporation (*sociedad anónima*) organized under the laws of the Republic of Argentina ("YPF"), proposed to be conducted by Petersen SPV and the Eskenazi Family (collectively, the "Bidders") in the United States and Petersen SPV in Argentina as described herein (the "Petersen Offers").

Introduction

On February 21, 2008, the Eskenazi Family and Petersen Energía, S.A., a stock corporation (*sociedad anónima*) organized under the laws of the Kingdom of Spain and indirectly wholly-owned by the Eskenazi Family ("Petersen SA"), entered into the following agreements:

1. The Stock Purchase and Sale Agreement among Repsol YPF, S.A. ("Repsol"), certain of Repsol's affiliates and Petersen SA (the "SPA"), pursuant to which Petersen SA acquired 58,603,606 ADSs of YPF on February 21, 2008 (the "Acquisition") representing 14.9% of the total outstanding capital stock of YPF at a price per ADS of US$38.13758.

2. The First Share Purchase and Sale Option Agreement (the "First Option"), by and between Repsol and the Eskenazi Family, granting the Eskenazi Family the right to acquire from Repsol 393,313 Class D Shares or ADSs, representing 0.1% of the outstanding capital stock of YPF at the price per share calculated pursuant to an exercise price formula set forth in the First Option.

3. The Second Share Purchase and Sale Option Agreement (the "Second Option"), by and between Repsol and the Eskenazi Family, granting the Eskenazi Family the right to acquire from Repsol up to 39,331,279 Class D Shares or ADSs, representing 10.0% of the outstanding capital stock of YPF at the price per share calculated pursuant to an exercise price formula set forth in the Second Option.[1]

The agreements between the Eskenazi Family and Repsol were entered into as part of a series of transactions whereby Repsol is seeking to divest a substantial portion of its

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1 In connection with the entry into the SPA, the First Option and the Second Option, the Eskenazi Family, acting through Petersen SA, entered into a Shareholders' Agreement dated February 21, 2008 (filed as Exhibit 7.02 to the Schedule 13D/A filed by Repsol on February 22, 2008) pursuant to which Repsol granted Petersen SA, among other things, the right to appoint certain directors and officers of YPF and customary protections for minority shareholders (the "Shareholders' Agreement").

holding in YPF, including by way of a secondary public offering of additional Class D Shares (the "Secondary Public Offering"). Prior to these transactions, Repsol owned 99.04% of the total outstanding capital stock of YPF.

On May 7, 2008, the Eskenazi Family assigned all of its rights and obligations under the First Option to Petersen SPV and, on May 20, 2008, Petersen SPV exercised the First Option. At the consummation of the exercise of the First Option, the Eskenazi Family will indirectly own a total of 15% of the outstanding share capital of YPF.[2]

The by-laws (*estatutos*) of YPF (the "By-laws") require any person acquiring directly or indirectly 15% or more of the outstanding share capital of YPF to satisfy a series of conditions, which include the requirement that such person make a tender offer to all holders of Shares and securities convertible into Shares[3] in compliance with the terms and conditions set forth in the By-laws.

Accordingly, as a result of the First Option, the Eskenazi Family is obliged to conduct the Petersen Offers to comply with the requirement of the By-laws. However, neither the Acquisition nor the acquisition of Securities from Repsol pursuant to the First Option and the Second Option is conditioned on Petersen SPV acquiring any Securities under the Offers. Repsol, which currently holds 330,940,230 Class D Shares (including ADSs representing Class D Shares), representing 84.14% of the total outstanding capital stock of YPF, has agreed under the First Option not to tender its Securities into the Petersen Offers. The Petersen Offers will be made, therefore, for the remaining publicly held Securities, representing, in the aggregate, less than 1% of the outstanding share capital of YPF.

Because the ADSs and the Class D Shares underlying them are registered under the Exchange Act and listed on the NYSE and all the Class D Shares are listed on the Buenos Aires Stock Exchange ("BASE"), both the Argentine and U.S. regulatory schemes are applicable to an offer to purchase the Securities.

As further discussed below, conflicts between the Argentine and U.S. regulatory schemes, including in particular conflicts regarding the term of any offer and the extension of tender offers, render a unitary offer in Argentina and the United States impractical. Therefore, a dual tender offer structure is required to comply with the U.S and Argentine regulatory schemes.

The Eskenazi Family proposes to fulfill its obligations under the By-laws to make an offer for all of the outstanding share capital of YPF by simultaneously launching the Petersen Offers, consisting of (i) a United States tender offer by the Bidders (the "U.S. Offer") made to all holders of ADSs (whether or not held by United States persons) and to holders of Shares that are United States persons, and (ii) an Argentine tender offer by

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2 Until the sale pursuant to the First Option is completed, the Eskenazi Family, through Petersen SA, indirectly owns 14.9% and Repsol owns 84.14% of the total outstanding share capital of YPF, respectively.

3 No securities convertible into Shares are currently outstanding.

Petersen SPV (the "Argentine Offer") made to all holders of Shares, as required by the By-laws and the Regulations (as defined below). As mandated under the By-Laws and the Regulations, U.S. holders will be able to tender Shares into either of the Petersen Offers, at their option.

As described more fully below, to meet Argentine merger control requirements, Petersen S.A. has requested that the *Comisión Nacional de Defensa de la Competencia* (the "Argentine Antitrust Authority" or "CNDC") approve its acquisition of Securities from Repsol and pursuant to the Offers. If such approval is obtained prior to the expiration of the Offers, the Bidders will pay the purchase price for any Securities tendered and accepted in the U.S. Offer promptly after expiration. If, however, the approval of the CNDC has not been obtained prior to the expiration of the Offers, Petersen SPV has obtained the authorization (the "CNV Authorization")[4] of the *Comisión Nacional de Valores* (the "Argentine Securities Commission" or "CNV") to delay payment for Securities in the Argentine Offer pending receipt of the CNDC approval until a later date "certain" determined by Petersen SPV provided that such date is "reasonable" ("*prudente*") in light of the circumstances. Petersen SPV has secured financing for the Offers provided that amounts committed thereunder are drawn by no later than January 15, 2009. Accordingly, the Bidders intend to reserve the right to delay payment for tendered Securities until January 15, 2009. If the CNDC approval has not been obtained by such date, the Bidders will promptly terminate the Offers and return any tendered Securities. Furthermore, if prior to January 15, 2009, the CNDC issues an approval that is made subject to conditions that are materially adverse to YPF (any such approval, a "Conditioned Approval"), or notifies the Bidders that the CNDC approval will be denied (any such notice, a "Denial Notice"), the Bidders will promptly thereafter terminate the Offers and return all tendered Securities (and will unwind their earlier purchases of Securities from Repsol). Tendering holders will have withdrawal rights until the later of (i) the expiration of the Petersen Offers and (ii) such time as the Bidders announce that the CNDC approval has been obtained and that they will pay the purchase price.

In connection with the Petersen Offers, we hereby request on behalf of the Bidders:

(i) exemptive relief from Rule 14d-10(a)(1) under the Exchange Act to permit the dual tender offer structure of the Petersen Offers described herein;

(ii) exemptive relief from Rule 14e-5 under the Exchange Act to permit Petersen SPV to make the simultaneous Argentine Offer and to arrange to purchase Shares pursuant thereto after announcement of, and prior to the termination of, the U.S. Offer; and

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[4] A copy of the CNV Authorization and a translation thereof into English are attached hereto as Annex A.

(iii) that the Staff confirm it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if the Bidders delay the purchase and payment for, or the return of, Securities tendered in the Petersen Offers until the receipt or denial of the Argentine merger control regulatory approval as described herein, subject to the right of tendering shareholders to withdraw their tendered Securities prior to such time as Petersen SPV announces that the merger control regulatory approval has been obtained, and provided that Petersen SPV (x) announces within one business day after Petersen SA has been served with notice of such regulatory approval, that the merger control regulatory approval has been obtained by issuing a press release and amending the Schedule TO (as defined herein), and (y) pays for the Securities tendered in the U.S. Offer within three business days after the date of such announcement and in any event not later than payment for Shares tendered in the Argentine Offer.

On June 30, 1999, the Commission granted exemptions from Rules 14d-10(a)(1) and 10b-13 (now Rule 14e-5) to Repsol in connection with Repsol's dual cash tender offers in Argentina and the United States to acquire all of the outstanding Securities of YPF (the "Repsol Offers"). See *In the Matter of Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.*, File No. TP 99-144 (June 30, 1999). Insofar as Rule 14d-10(a)(1) and Rule 14e-5 under the Exchange Act are concerned, the relief we hereby request is substantially identical to the relief granted in respect of the Repsol Offers in 1999 and will permit the Petersen Offers to be made in a manner that is otherwise in full compliance with the Exchange Act. In addition, we believe that our request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(c) is consistent with confirmations given by the Staff in connection with other cross-border tender offers, as discussed below, and will permit the Petersen Offers to be made in a manner consistent with the relevant Argentine regulatory requirements.

We are acting as United States counsel to the Bidders in connection with the Petersen Offers. The descriptions contained in this letter of the Argentine regulatory regime relating to the Petersen Offers and the related transactions are based upon the legal advice rendered by the law firm of Brons & Salas, which is acting as Argentine counsel to the Bidders, whose opinion we attach hereto under Annex B.

Background Information

YPF is a corporation (*sociedad anónima*) organized under the laws of the Republic of Argentina. According to YPF's Annual Report for fiscal year 2007 filed on Form 20-F on April 16, 2008 ("YPF 20-F"), YPF is Argentina's leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. YPF's upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. YPF's downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquid petroleum gas and bio-fuels.

YPF's share capital is divided into four classes. However, more than 99% of the outstanding Securities are Class D Shares.[5] Of the outstanding Class D Shares not currently owned by Petersen SA, Repsol owns approximately 84% and has agreed pursuant to the First Option and the Shareholders Agreement not to tender its Securities in the Petersen Offers. Furthermore, it is not anticipated that any holders of Class A, B or C Shares (none of which are registered under the Exchange Act), which together represent less than 0.3% of the outstanding share capital of YPF, will tender their Shares in the Petersen Offers.[6] Therefore, the Petersen Offers are effectively for less than 0.93% of the total Class D Shares outstanding (and less than 1% of the total share capital of YPF).[7]

The Class D Shares trade on the BASE under the symbol "YPFd". The ADSs, each representing one Class D Share, are listed on the New York Stock Exchange (the "NYSE") under the trading symbol "YPF". The ADSs and the Class D Shares they represent are the only securities of YPF registered under the Exchange Act. The ADSs began trading on the NYSE on June 28, 1993, and are issued by The Bank of New York, N.A. as depositary. YPF is subject to the informational reporting requirements of the Exchange Act and files periodic reports on Forms 20-F and 6-K with the Commission. YPF is a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act. According to the YPF Registration Statement, as of December 31, 2007, there were approximately 93 holders of record of ADSs. The Bank of New York, the Depositary for the ADSs, recently informed us that DTC's records showed a total of 95 record holders of ADSs.

In November 1992, the Argentine government established procedures for YPF's privatization. As a result of a series of public offerings, approximately 75% of YPF's outstanding share capital was held by the public in 1997. Beginning in January 1999, Repsol acquired Shares and ADSs through a series of block purchases and tender offers, including the Repsol Offers to purchase all outstanding Shares and ADSs consisting of dual cash tender offers in the United States (open to all holder of ADSs and all holders of Shares that were United States persons) and in Argentina (open to all holders of Shares who were not United States persons[8]). As a result of these transactions, as of December 31, 2007, Repsol owned a

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5 According to the YPF 20-F, as of December 31, 2007, there were (i) 3,764 Class A Shares issued and outstanding, (ii) 7,624 Class B Shares issued and outstanding, (iii) 105,736 Class C Shares issued and outstanding, and (iv) 393,195,669 Class D Shares issued and outstanding, of which approximately 224.5 million were represented by ADSs.

6 According to the YPF 20-F, all of the outstanding Class A Shares are held by the Argentine government, all of the outstanding Class B Shares are held by certain Argentine provinces and Class C Shares form part of an employee share ownership plan.

7 Excluding ADSs owned by Repsol or Petersen SA, outstanding ADSs represent 0.46% of the total number of outstanding Class D Shares.

8 Since the time of the Repsol Offers, the Regulations have been amended to provide that a tender offer in Argentina must be open to all holders of shares, wherever located. Accordingly, the Argentine Offer will be open to U.S. holders. Therefore, even if YPF qualified for the Tier II Exemption on the basis of the percentage of U.S. holders, the Tier II Exemption would not be available because the Regulations require that the Argentine Offer be open to U.S holders.

total of 389,548,900 ADSs and Class D Shares,[9] and therefore controlled YPF through a 99.04% ownership interest.

According to the YPF 20-F, subsequent to Petersen SA's purchase of ADSs pursuant to the SPA, Repsol beneficially owned 84.14% of the outstanding Securities, Petersen SA owned 14.90% of the outstanding Securities, 0.93% of the outstanding Securities were owned by the public, 0.01% were Class A or Class B Shares held by the Argentine federal government and certain Argentine provinces, respectively, and 0.03% were Class C Shares held by an employee share ownership plan. Of the 3,651,833 Class D Shares held by the public 1,811,105 are represented by ADSs and, according to the stock register of YPF, only 907 of the remaining Class D Shares are held by U.S. persons. Assuming that U.S. persons owned all ADSs held by the public, U.S. persons account for approximately 48.05% of the Securities that are not held by Repsol and Petersen SA.

Provisions of the By-laws

In Argentina, a tender offer for the Securities is regulated by tender offer regulations first issued by the CNV in 1999 (as amended, the "Regulations"), and Presidential Decree No. 677/2001, as amended. In the case of YPF, any tender offer is also regulated by the By-laws.

At the time that the By-laws were adopted in 1993, Argentina did not have a body of law regulating takeovers of corporations such as YPF. In particular, Argentine regulations provided no specific guidance as to the procedures to be followed in seeking control of such corporations, commencing a tender offer, the nature of the rights to be afforded to stockholders, or the disclosure standards applicable thereto. Accordingly, the By-laws contain provisions that seek to establish a substitute for such a regulatory scheme.

The adoption of the Regulations in 1999 marked the first significant change in Argentina's tender offer regulatory scheme since the By-laws were adopted. Today, a tender offer for the Securities must satisfy the requirements of the By-laws and the Regulations, both of which have been amended from time to time.

The By-laws, as most recently amended on April 24, 2008, contain a comprehensive set of rules relating to certain acquisitions of the outstanding share capital of YPF. Specifically, the By-laws provide that, as a condition to any acquisition of any Security (or convertible security) that would result in the acquiror owning or exercising control over Shares representing 15% or more of YPF's outstanding share capital, such acquiror must obtain the prior approval of the Argentine government as holder of the Class A Shares at a special shareholders meeting. In addition, unless the prospective purchaser complies with the takeover procedures set forth in the By-laws, it shall be forbidden to acquire Shares or other securities of YPF, whether directly or indirectly, by any means or instrument, (including within the meaning of the term "securities", but without limitation, debentures, corporate bonds and stock coupons) convertible into Shares when, as a consequence of such

[9] According to the YPF 20-F, Repsol was the holder of 222.8 million ADSs at December 31, 2007.

acquisition, the purchaser will become the holder of, or exercise the control of, Class D Shares which, in addition to the purchaser's prior holdings of such class (if any) represent, in the aggregate, 15% or more of the capital stock, or 20% or more of the outstanding Class D Shares, if the Shares that represent such 20% constitute, at the same time, less than 15% of the capital stock.[10] The prospective purchaser thus must make a public offer to acquire all the Securities and all convertible securities of YPF (of which there are none outstanding according to the YPF 20-F). Under the By-laws, a public offer requires that:[11]

1. the offeror notify YPF of any intended offer at least 15 business days prior to commencement of the offer (the "Company Notice"), including all of the material terms and conditions of the offer and of any agreement or preliminary agreement entered, or planned to be entered, into by the bidder with any holder of shares of YPF, including the proposed price, the minimum number of securities sought in the offer and the scheduled commencement and expiration dates;

2. the YPF board (i) convene a meeting of the Class A shareholders[12] to be held 10 business days after receipt of the Company Notice, and (ii) issue its recommendations with respect to the offer to the Class A shareholders;

3. The Argentine government, as the sole holder of Class A Shares, approve the acquisition of Shares, representing 15% or more of YPF's outstanding capital by the Offeror (or its affiliates).

4. YPF deliver a copy of the Company Notice to each shareholder by mail at the offeror's expense;

5. the offeror deliver a copy of the Company Notice to each shareholder that so requests, by mail or by any other means at the offeror's expense;

6. the offeror publish an announcement substantially similar to the Company Notice at least once a week, in newspapers in both Argentina and in New York, starting on the date the Company Notice

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10 Notwithstanding the foregoing provisions, (i) acquisitions by the holder or the person exercising the control of Shares representing more than 50% of the capital stock, and (ii) any subsequent acquisitions by any holder or the person exercising the control of Shares representing 15% or more of the capital stock, or 20% or more of outstanding Class D Shares, if the Shares representing such 20% constitute, at the same time, less than 15% of the capital stock, provided the Shares the purchaser already holds or becomes a holder of (including the shares it held prior to the acquisition and those it acquired by virtue thereof) do not exceed 50% of the capital stock, shall be excluded from the application of the takeover procedures.

11 The YPF 20-F contains an English translation of YPF's By-laws as in effect on April 16, 2008, which does not include the April 24, 2008 amendment described herein.

12 The Argentine government is the sole holder of the Class A Shares.

is delivered to YPF and continuing until the expiration date of the offer;

7. all holders of Securities be offered the same price in such offer;

8. the price offered not be less than the highest of several specified prices, including (a) the highest price paid by the offeror within two years preceding the offer, (b) the highest selling price of the YPF shares during the 30 days preceding the delivery of the Company Notice, (c) the highest price during such 30-day period multiplied by a specified ratio, and (d) the price obtained by multiplying the net income of YPF for certain specified periods by certain specified multiples;[13]

9. the offer be made to all holders of Shares, wherever situated;

10. all holders be provided with withdrawal rights that survive until the expiration of the offer; and

11. the offer be held open for no less than 20 business days and no more than 30 business days from the date of authorization of the offer by the CNV and the offeror must extend the term of the offer 5 to 10 additional business days, to give to those holders that have not accepted the offer during the original term an opportunity to do so during such original term.[14]

Provisions of the Regulations

The By-laws must be observed in conjunction with the Regulations, which are generally applicable to tender offers in Argentina.[15] The Regulations provide that any person or entity that intends to make a public offer for the acquisition of capital stock of a business organization must first obtain the approval of the CNV and follow a prescribed regulatory procedure. Specifically, the Regulations provide that:

1. on the day that the terms of the offer are first published in Argentina, the bidder must submit to the CNV an announcement of the offer which should contain a complete description of all of the characteristics of the offer;

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13 This requirement effectively fixes the price paid by Petersen to Repsol in the Acquisition as the minimum price that could be paid in the Petersen Offers.

14 The Regulations require the purchaser to extend the term of the offer 5 to 10 additional business days, to enable holders that have not accepted the offer during the original term an opportunity to do so during such additional term. The By-laws contemplate that the bidder may be required to satisfy additional requirements imposed by foreign regulations that are applicable to the offer insofar as it is conducted with respect to securities held outside Argentina.

15 An English translation of certain provisions of the Regulations is attached hereto.

2. concurrently with making its submission to the CNV, the bidder must give the target company a detailed notice of the terms and conditions of the offer;

3. on the day that the announcement of the offer is filed with the CNV, the bidder must publish the terms and conditions of the offer in the Bulletin of the BASE for at least one day and in a newspaper of wide circulation in Argentina for a period of at least three consecutive days, and identify where and how the offer will be made available to interested persons;[16]

4. within 10 business days from the last publication of the terms and conditions of the offer, the offeror must file with the CNV (a) all information about the target company known to the offeror which is not of public knowledge and would be relevant for a shareholder of the target in deciding whether to accept or reject the offer, and a statement as to whether such information has been provided by the target company or by a third party, (b) information and documentation about the bidder and its participation in, or rights related to, the capital of the target company, if any, (c) an offering memorandum drafted in accordance with the applicable form, (d) an irrevocable unilateral promise to purchase all the target securities, and (e) other relevant documentation and information;

5. as from the filing of the offering memorandum, the CNV has a 15 business day period to comment on the offer before such offer may proceed, and such period is interrupted if the CNV makes comments or requests clarifications during the period from the receipt of such comments or requests until the resubmission of terms and conditions of the offer to the CNV. Should the CNV make no comments or clarification requests, or if such comments or requests are made, once they have been addressed and resubmitted, then the offer shall be deemed to be approved upon the expiration of the 15 business day period, the offering period commences and the offeror may proceed with the public offer procedure;

6. the offer must then be held open for a minimum of 20 business days and a maximum of 30 business days from the day on which the public offer was authorized, and the offeror is obliged to extend the term of the offer, at its option, between 5 to 10 additional business days, to give to those holders that have not accepted the offer during the original term an opportunity to do so during such additional term; and

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16 If the CNV makes comments on the offer and the bidder is compelled to modify the offer, such modifications are required to be published in substantially the same manner.

7. once an offer is made, the target company's board of directors is required to give an opinion, within 15 business days after receiving notice of the offer, as to the reasonableness of the offered price. The board also is required to (a) make a recommendation to holders as to whether to accept or reject the offer, (b) inform shareholders of any decision made or under review by the directors that may be relevant in connection with the shareholders' decision, and (c) inform shareholders as to whether the directors and executive officers intend to tender their shares in the offer.

The Regulations specify that, with respect to the prescribed minimum and maximum offer periods, the Regulations override any contrary provisions of the *estatutos*, or by-laws, of any company and that any such conflicting provisions are automatically amended to conform to the Regulations. Because the Regulations specify a maximum total term of any tender offer, no further extensions are allowed beyond such maximum total term.

Many of the issues relating to tender offers that are regulated by the Exchange Act are not covered by the Regulations. For example, the Regulations do not contain provisions relating to withdrawal rights, proration, equal treatment or any other matter not specified above. With respect to YPF, these issues continue to be governed solely by the By-laws. The Regulations also do not contain any specific disclosure rules except as described above.

There are certain aspects of the tender offer process mandated by the Regulations and the By-laws that conflict with U.S. law with respect to tender offers. Most significant, perhaps, pursuant to the By-laws and the Regulations, the offer must be held open for a minimum of 20 business days (as in the United States) and a maximum of 30 business days as from the day on which the public offer was authorized. By comparison, under U.S. law the offeror may extend the period of time during which the U.S. offer is open, at any time, in its sole discretion, by giving oral or written notice of such extension to the holders and by making a public announcement of such extension, and <u>must</u> extend, pursuant to Rule 14d-4(d), the period during which the U.S. offer is open if there is a material change in terms of the offer or the information previously disseminated to security holders.

Under the Regulations, the offeror must extend the term of the offer in Argentina for an additional period of 5 to 10 additional business days, to give those holders that have not accepted the offer during the original term an opportunity to do so during such additional term. No further extensions of a tender offer in Argentina are permitted under the By-laws or Regulations.

As a result, the Bidders are unable to structure their offer for all outstanding Securities as a unitary offer due to the direct conflict between U.S. and Argentine laws regarding the length of tender offers and the provisions for their extension.

Argentine Merger Control Regulations

Under Argentine Law No. 25,156, as amended, the CNDC has jurisdiction over mergers and acquisitions that allow a party to acquire control of or significant influence over a company, where the combined volume of business of the parties involved exceeds certain thresholds ("economic concentrations"). The CNDC has authority to analyze and approve, including subject to satisfaction of conditions, or reject any such economic concentration. The CNDC has a waiting period of 45 business days from the date the parties complete the statutory filing to render its decision. However, the 45-business-day period is suspended each time the CNDC requests additional information, until the information is furnished to the satisfaction of the CNDC.

The CNDC review process is structured in three sequential stages defined largely by the information required at each stage, and the CNDC may choose not to perform the review provided by any stage. During Stage One, the CNDC requests and reviews basic information on the relevant parties, the main aspects of the transaction and identifies the relevant market (by market size and relative market share). During Stage Two, the CNDC requests more detailed information on the relevant market, the products and services produced by the issuer and details on a transaction's impact on the manufacturing, transportation, service costs and consumer price for such products and services. In Stage Three, the CNDC can request additional details on a transaction or its potential effects, particularly with respect to competition in the market, barriers to import/export or entry into the relevant market.

At any point during the CNDC review process, the CNDC may request additional or more specific information and documents from the parties involved or may schedule hearings with chambers, associations, competitors, suppliers, clients and others involved in or affected by a transaction to assist it its analysis of any possible anti-competitive concentration.

The SPA provides that the Acquisition is subject to approval by the CNDC. Similarly, the consummation of Petersen SPV's acquisition of Securities pursuant to the First Option and pursuant to the Petersen Offers is conditioned upon obtaining CNDC approval of each such acquisition of Securities (such approvals, together with approval of the acquisition of Securities under the SPA, the "Required Regulatory Approval"). If the CNDC does not approve the acquisition of Securities under the SPA as described herein prior to February 21, 2009, the SPA will terminate and the Securities purchased under the SPA will be returned to Repsol. Furthermore, if either the SPA is terminated or the acquisition of Securities under the First Option is not approved by the CNDC prior to February 21, 2009, no Securities will be acquired under the First Option. Similarly, since the financing for the Offers must be drawn by January 15, 2009, if the acquisition of Securities under the Petersen Offers is not approved by the CNDC prior to January 15, 2009, no Securities will be acquired under the Petersen Offers and any Securities tendered in the Petersen Offers will be returned promptly. If prior to January 15, 2009, the CNDC issues a Conditioned Approval or a Denial Notice (in each case as defined above), the Bidders will promptly thereafter terminate the Petersen Offers and return all tendered Securities. Tendering holders will have withdrawal rights until such time as the Bidders announce that the CNDC approval has been obtained and that they will pay the purchase price.

On February 28, 2008, Petersen SA filed with the CNDC a request for approval of its Acquisition pursuant to the SPA, as well as the acquisition of an additional 0.1% of the total outstanding capital stock of YPF by the Eskenazi Family or its assignee under the First Option, the acquisition of up to an additional 10% of the outstanding capital stock of YPF by the Eskenazi Family or its assignee under the Second Option and the acquisition of Securities by the Eskenazi Family or its assignee as a result of the Petersen Offers. In its filing, Petersen SA emphasized, among other aspects, that prior to the Acquisition, the Eskenazi Family had no interests in the oil and gas industry in Argentina and that its purchase of Securities under the Acquisition and the Petersen Offers would have no adverse impact on the Argentine market. On March 4, 2008, the CNDC requested that additional information be submitted. On March 26, 2008, Petersen SA provided the CNDC with such additional information. On May 26, 2008, Petersen SPV gave the CNDC notice of its exercise of the First Option and of the Announcement of the Argentine Offer. On June 3, 2008, the CNDC requested Petersen SPV and Repsol to submit additional information, which submission was completed on July 31, 2008. The CNDC has not yet indicated an intention to move the review process beyond Stage One. Once all information requested by the CNDC has been submitted, the CNDC is required to render its decision within 45 business days. If the CNDC allows such period to lapse without rendering any decision or requesting further additional information, the acquisition of Securities by the Eskenazi Family and its affiliates pursuant to the Acquisition, the First Option, the Second Option and the Petersen Offers would be deemed approved. If such period lapses prior to the expiration of the Offer Period and, thus, the acquisition of Securities by the Eskenazi Family and its affiliates pursuant to the Acquisition, the First Option, the Second Option and the Petersen Offers is deemed approved, the Bidders will accept the tendered Securities and pay the purchase price to all holders of tendered Securities promptly after the expiration of the Offer Period. Similarly, if the CNDC is deemed to have approved the acquisition of Securities by the Eskenazi Family at any time after the expiration of the Offer Period but prior to January 15, 2009, the Bidders will announce that the CNDC approval has been obtained and purchase and pay the purchase price for the tendered Securities (that have not been previously withdrawn) promptly thereafter.

<u>The Proposed Structure of the Petersen Offers</u>

On May 21, 2008, (the "<u>Announcement Date</u>") Petersen SPV issued in Argentina and in the United States a press release (the "<u>Announcement</u>") announcing the terms of the Petersen Offers, which will commence only after the procedures described in paragraphs 1 and 2 below have been completed. To comply with the takeover rules established by the By-laws and the Regulations, the Bidders propose to structure the Petersen Offers as follows:

1. In accordance with the By-laws and the Regulations, the Bidders' U.S. Offer will consist of a tender offer made to all holders of ADSs (whether or not held by U.S. Persons), and to holders of Shares that are U.S. Persons, and the Argentine Offer will consist of a tender offer

made to all holders of Shares, including U.S. Persons. Thus, U.S. persons will be able to tender Shares into either of the Petersen Offers, at their option, and non-U.S. Persons will not be permitted to tender their Shares in the U.S. Offer. ADSs (whether or not held by U.S. Persons) may only be tendered in the U.S. Offer. The Petersen Offers will be cash offers and made, collectively, for any and all outstanding Shares and ADSs without any minimum tender condition. The price (U.S. dollars 49.45 (forty-nine dollars and forty-five cents), which was determined under the formula set by the By-laws) and, except as specifically noted herein, the other terms of the U.S. Offer and Argentine Offer will be identical in all material respects. To satisfy the requirements of the By-laws, the price must be determined in accordance with the formula set forth therein and must be the same in both Offers. On the Announcement Date, Petersen SPV delivered a copy of the Argentine Offer Documents to YPF (thereby satisfying the Company Notice requirement of the By-laws and the notice requirement of Regulations). On May 23, 2008, the Board of Directors of YPF concluded that the price offered by Petersen SPV was reasonable, recommended that the holders of Securities accept the Petersen Offers, and issued a report on the offer price, as required by the By-laws. On May 21, 2008, Petersen SPV began the publication of the Announcement of the Argentine Offer as required by the By-laws and the Regulations. Petersen SPV has filed such Announcement as published with the Commission on Schedule TO-C. On June 6, 2008, Petersen SPV filed the form of the offering memorandum for the Argentine Offer (the "Argentine Offer Documents") with the CNV and requested their approval. Petersen SPV has received comments of the CNV to the Argentine Offer Documents and has responded to such comments promptly. Petersen SPV submitted a revised version of the Argentine Offer Documents addressing the CNV's comment to the CNV on August 21, 2008.

2. The Argentine Offer could not commence until the Argentine government, as the sole holder of the Class A Shares, approved the Acquisition by the Eskenazi Family and the Petersen Offers, and will commence no earlier than 16 business days after the later of the Announcement Date and the date on which CNV authorization is granted, as provided by the Regulations (the "Commencement Date"). On June 2, 2008, the Argentine government, as the sole holder of Class A Shares, approved the "acquisition of control" of YPF (as defined in Article 7(d) and (e) the By-laws) and the Petersen Offers, pursuant to Articles 7(e)(i) and 7 (f)(ii) of the By-laws[17]. Upon

[17] A translation of the approval by the holder of Class A Shares is attached hereto as Annex C.

commencement of the Argentine Offer, the Bidders will commence the U.S. Offer.

3. On the Commencement Date, the Bidders will file a Schedule TO under Section 14(d)(1) of the Exchange Act relating to the U.S. Offer (the "Schedule TO") with the Commission.

4. Promptly after the Commencement Date, the Bidders will disseminate the U.S. Offer in accordance with U.S. law and Petersen SPV will disseminate the Argentine Offer Materials in accordance with Argentine law.

5. The initial expiration date of the Argentine Offer will be 21 business days after the Commencement Date (the "Initial Argentine Offer Period"). Subsequent to the Initial Argentine Offer Period as required by the Regulations, there will be an additional offer period of 6 business days during which shareholders who have not tendered their shares during the Initial Argentine Offer Period may tender their shares (the "Additional Argentine Offer Period"). The offer period for the U.S. Offer shall expire on or about 27 business days after the Commencement Date. Therefore, it is expected that the Argentine Offer (including both the Initial Argentine Offer Period and the Additional Argentine Offer Period) and the U.S. Offer will begin on the same day and expire on the same day (such period of 27 business days, the "Offer Period").

6. The Schedule TO will disclose that the Argentine Offer shall be held open for 21 business days after the Commencement Date, and an additional 6 business days under the mandatory extension. The Schedule TO will also disclose that, under some circumstances (such as a change in the offer price or other material change in the terms of the U.S. Offer) U.S. law may require an extension of the U.S. Offer date to a date later than such 30th business day and that, in such event, Petersen SPV might be required to allow the Argentine Offer to expire before the U.S. Offer expires. The Schedule TO will also disclose that, (i) except as required by applicable law and regulations, the Bidders do not intend to extend the expiration date of the U.S. Offer to a date later than the expiration date of the Argentine Offer, (ii) the Bidders will not increase the purchase price, and (iii) except for the Required Regulatory Approvals and the absence of a CNDC Denial Notice or Conditioned Approval or any order by, or action involving, a court or authority with competent jurisdiction conditioning or enjoining the transactions, the Petersen Offers will not be subject to any conditions.

7. The Schedule TO will disclose a commitment of the Bidders, subject to applicable law or the requirements of any judicial or governmental

authority, not to buy Shares pursuant to the Argentine Offer without purchasing Shares and ADSs pursuant to the U.S. Offer, and vice versa.

8. The Bidders will not and the Schedule TO will disclose that the Bidders will not, purchase or make any arrangement to purchase Shares or ADSs outside of the U.S. Offer except any arrangement to purchase Shares pursuant to the Argentine Offer from the Announcement Date until the expiration date of the U.S. Offer.

9. The Bidders will not accept or pay for any Securities tendered in the U.S. Offer and Petersen SPV will not accept or pay for any Shares tendered in the Argentine Offer until the Required Regulatory Approval has been obtained. As noted above, after the expiration of the Offer Period receipt of the Required Regulatory Approval will be the only remaining condition to the Bidders' obligation to accept and promptly pay for the tendered Securities. Tendering holders will be entitled to withdraw their Securities from the Argentine Offer and the U.S. Offer during the Offer Period at all times and thereafter until such time as the Required Regulatory Approval has been obtained and the Bidders announce that they are paying for the Securities tendered during the Offer Period. In the event the Required Regulatory Approval has not been obtained to permit settlement of the Petersen Offers by January 15, 2009, any Securities tendered into the Petersen Offers will be returned promptly. Furthermore, if prior to January 15, 2009, the CNDC issues a Conditioned Approval or a Denial Notice (in each case, as defined above), the Bidders will promptly cause any Securities tendered in the Petersen Offers to be returned to the tendering holders that have not withdrawn their Securities prior to such date. As noted above, Petersen SPV has sought and obtained the CNV Authorization to delay payment for Securities in the Argentine Offer pending receipt of the CNDC approval in this manner.

10. The Bidders will make public the occurrence of material developments in the process relating to the Required Regulatory Approvals. The Bidders will undertake in the Schedule TO that one business day after Petersen SA has been served notice of the Required Regulatory Approval, the Bidders will make such information publicly available by publishing a press release and amending the Schedule TO. As discussed below, payment with respect to any Securities tendered in the Petersen Offers that have not been withdrawn will be made (i) if the Required Regulatory Approval has been received before expiration of the Offer Period, promptly after the expiration of the Offer Period or (ii) if the Required Regulatory Approval is received only after expiration of the Offer Period, within three business days after the receipt of such Required Regulatory Approval and the announcement

by the Bidders that the Purchaser is paying for the Securities tendered during the Offer Period and not previously withdrawn.

Except as otherwise described herein, the Petersen Offers would comply with all provisions of the Exchange Act.

Exchange Act Rules Involved

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of ADSs (whether or not held by U.S. Persons) and to holders of Shares that are U.S. Persons. Conversely, as required by the Regulations, the Argentine Offer will be open to all holders of Shares (including U.S. Persons). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Petersen Offers.

2. Rule 14e-5

Among other things, Rule 14e-5 promulgated under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit Petersen SPV to effect purchases of Shares pursuant to the Argentine Offer.

3. Rule 14e-1(c)

Rule 14e-1(c) under the Exchange Act prohibits a person making a tender offer from failing to pay the consideration offered or to return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of such offer.

Discussion

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules for cross-border offerings, including tender offers, relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054, International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, even when U.S. ownership is greater than 40% of the outstanding shares of the target company, it would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction.[18]

As described above, the Eskenazi Family is unable to structure its offer for all outstanding Securities as a unitary offer due to the direct conflict between U.S. and Argentine laws regarding the length of tender offers and the provisions for their extension.

There are also other points of conflict between tender offer rules and practices in Argentina and in the United States. As indicated above, the By-laws and Regulations require that a tender offer for equity securities of an Argentine company registered with the CNV (as is the case with YPF) must comply with certain disclosure, dissemination, timing, and other conditions that differ in some respects from U.S. rules and regulations. For example, (i) the CNV must approve the tender offer prior to its commencement, (ii) the preliminary Argentine prospectus and the final Argentine prospectus approved by the CNV must be made public on or before the commencement of the tender offer, (iii) the contents of the tender offer materials, although substantially similar to those required under the Exchange Act, are presented in a format that differs from Schedule TO, and (iv) the tender offer materials must be written in the Spanish language.

We believe the best method for reconciling the conflict between U.S. and Argentine laws and practices is the dual offer structure proposed herein.

The Commission has approved dual offer structures in similar situations. *In the Matter of Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.*, File No. TP 99-144 (June 30, 1999), the Commission concluded that, in view of the existence of conflicting

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18 On August 27, 2008, the Commission adopted amendments to its cross-border exemptions that, if currently in effect, would have permitted the Petersen Offers to qualify for a Tier I exemption. Under the cross-border exemptions as currently in effect, certain relief requested by this letter would be available under Rule 14d-1(c) or (d) with respect to an offer for a Tier I or Tier II qualifying company, respectively. Although, according to the YPF 20-F and discussions with YPF, less than 1% of the outstanding share capital is held by any person other than Petersen SA (an affiliate of Petersen SPV), Petersen SPV or Repsol and less than 0.46% of the outstanding share capital is held by any U.S. Person, according to Instruction 2 to paragraphs (c) and (d) of Rule 14d-1, calculation of U.S. ownership for purposes of determining the applicability of Tier I or Tier II requires that securities held by Petersen SA or any 10 percent holder (including Repsol and Petersen SA, which collectively hold more than 99% of the outstanding share capital of YPF) be excluded. Therefore, the determination of the applicability of Tier I or Tier II must be made solely in regards to the 0.96% of the total outstanding share capital held by parties other than Petersen SA or Repsol. YPF has advised us that, although it can determine the number of U.S. holders of Class D Shares, it is not able to provide a current estimate of ADS holders who are U.S. persons or, as a consequence, the amount of this 0.96% of outstanding Securities that is held by U.S. Persons. Based on our review of the records provided by YPF and the Depositary, assuming that all ADSs are held by U.S. holders, approximately 0.46% of the Securities that are not held by Repsol or Petersen SA are held by U.S. holders. We are, however, unable to determine with more precisions whether Tier II is applicable to YPF. Even if eligible for Tier II, however, the relief requested with respect to Rule 14d-10(a)(1) would not be available since the foreign offer will be open to U.S. holders of Shares. As noted above, the By-laws and Regulations require that the Argentine Offer must be open to all holders.

regulatory schemes and tender offer practices and the fact that U.S. holders and non-U.S. holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer for all the Securities of YPF, as in the Petersen Offers, to be structured as two concurrent offers–one in the U.S. and one in Argentina. Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without having the foreign offer subject to Section 14(d) of the Exchange Act and the rules thereunder. More recently the Commission came to the same conclusion and granted similar relief in connection with offer structures comparable to the Petersen Offers in situations in which the level of U.S. ownership exceeded 40% of the outstanding shares of the target company[19] as well as in situations in which, as is the case in the Petersen Offers, the Tier II Exemption is inapplicable because it does extend relief under Rule 14d-10(a)(1) if the foreign offer is open to U.S. Persons,[20] as is required by the By-laws and the Regulations.

In view of the fact that (i) the U.S. Offer will be open to all holders of ADSs (whether or not held by U.S. Persons) and to holders of Shares that are U.S. Persons, (ii) the Argentine Offer will be open to holders of Shares (including U.S. Persons) as required by the By-laws and the Regulations and will be subject to the protections afforded by the Argentine regulatory regime and U.S. holders will have the option to tender their Securities into either of the Petersen Offers, (iii) the Petersen Offers will be made on identical financial terms and there are no material differences between the U.S. Offer and the Argentine Offer other than as described herein, (iv) there are certain conflicts between Argentine and U.S. mandatory rules governing the Petersen Offers, including regarding the term and extensions of tender offers, (v) U.S. ownership is less than 0.46% of YPF's total outstanding share capital, (vi) the Bidders will disclose in the Schedule TO the risks for U.S. holders of Shares of participating in the Argentine Offer instead of the U.S. Offer, and (vii) similar relief was granted with respect to similarly structured dual tender offers, the Bidders respectfully request that the Petersen Offers be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the Petersen Offers as described herein.

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19 See *In the matter of Telefónica S.A., Telecommunicaçoes de Sao Paulo S.A., Tele Sudeste Celular Participaçoes S.A., Telefónica de Argentina S.A., Telefónica del Peru, S.A.A.* (June 5, 2000); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001); *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002); and *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney*, No. 5-52225 (October 7, 2003).

20 For examples in which the Tier II Exemption was unavailable because the offeror was required by foreign law to make a foreign offer for all securities, including those held by U.S persons, see *Southern Cross' Partial Offer for Shares and ADSs of Telex-Chile S.A.*, Exchange Act File TP 02-30 (March 5, 2002); *E.ON Aktiengesellschaft's offer for Endesa, S.A.* (December 6, 2006); *Gas Natural SDG, S.A. Exchange Offer for Endesa, S.A.*, (March 2, 2006); and *In the Matter of Grupo Aeroportuario del Sureste, S.A.B. de C.V.* (May 9, 2007).

2. Rule 14e-5

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has eliminated, subject to compliance with certain conditions, the provision of Rule 14e-5 for cross-border tender offers in which U.S. shareholders represent less than 10% of the outstanding shares, and has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where U.S. ownership exceeds (or is presumed to exceed) 10%. We respectfully submit that the exemptive relief required from Rule 14e-5 with respect to the Argentine Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other similarly structured tender offers. See *In the Matter of Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.*, File No. TP 99-144 (June 30, 1999), *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003). See also *In the matter of Telefónica S.A., Telecommunicaçoes de Sao Paulo S.A., Tele Sudeste Celular Participaçoes S.A., Telefónica de Argentina S.A., Telefónica del Peru, S.A.A.* (June 5, 2000); *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile, S.A.*, Exchange Act File TP 01-136 (June 5, 2001); *Southern Cross' Partial Offer for Shares and ADSs of Telex-Chile S.A.*, Exchange Act File TP 02-30 (March 5, 2002); *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Geinez S.A. de C. V.*, Exchange Act File TV 02-93 (October 14, 2002); and *Gas Natural SDG, S.A. Exchange Offer for Endesa, S.A.*, (March 2, 2006).

We also respectfully direct the Commission's attention to the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country, in cases where Tier II relief was clearly unavailable or in which the bidder was unable to confirm definitively that Tier II relief was available, including dual tender offers in which the foreign offer was open to U.S. holders of securities, as is the case in the Argentine Offer. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. offer. See *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001); *In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Francés,* Exchange Act File TP 01-118 (April 19, 2001); *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney*, No. 5-52225 (October 7, 2003); *Offers by Harmony Gold Mining Company Limited for all Ordinary Shares, including Ordinary Shares represented by ADSs, of Gold Fields Limited*, Exchange Act File TP 04-106 (November 19, 2004); *Gas Natural SDG, S.A. Exchange Offer for Endesa, S.A.*, (March 2, 2006); and *In the Matter of Grupo Aeroportuario del Sureste, S.A.B. de C.V.* (May 9, 2007).

In the Matter of Mittal Steel Co. N.V. File No. TP 06-76 (June 22, 2006) the Commission granted an exemption from Rule 14e-5 to permit an offeror and its affiliates to purchase or arrange to purchase securities pursuant to a multiple offer that met the following conditions:

(i) the company that is the subject to the offer(s) is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act;

(ii) the multiple offer qualifies for Tier II exemptive relief under Rule 14d-1(d) of the Exchange Act;

(iii) the economic terms and consideration in the offers are the same, provided that any cash consideration paid in the offer to U.S. securityholders may be converted from the currency to be paid in the non-U.S. offer(s) to U.S. dollars at the exchange rate disclosed by the offeror in the offering documents provided to securityholders;

(iv) the procedural terms of the U.S. offer are at least as favorable as the terms of the non-U.S. offer(s);

(v) the intention of the offeror to make purchases pursuant to the non-U.S. offer(s) will be disclosed in the U.S. offering documents to securityholders participating in the U.S. offer; and

(vi) purchases by the offeror in the non-U.S. offer(s) may be made solely pursuant to the non-U.S. offer(s) and not pursuant to open market or private transactions.

In the Matter of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (May 9, 2007), the Commission granted the relief in respect of Rule 14e-5 with respect to multiple offers that met all of the above criteria, except the requirement that the offers qualify for Tier II exemptive relief. As the offers in *Grupo Aeroportuario*, the Petersen Offers met all of the above criteria, except for the requirement that the offers qualify for Tier II exemptive relief.

Rule 14e-5 is designed to prevent manipulative and deceptive practices pursuant to which an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, none of those concerns are relevant here. Furthermore, Petersen SPV's intention to make purchases pursuant to the Argentine Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the Argentine Offer, irrespective of whether they choose to tender into the U.S Offer or the Argentine Offer. In the unlikely event of an increase in the purchase price in one Offer, such increase must be made in the other Offer to satisfy the requirements of the By-laws and the Regulations. In addition, U.S. and non-U.S. holders of Shares will be entitled to participate in the Argentine Offer on terms as favorable as those offered to holders of ADSs and U.S. Persons who tender Shares in the U.S. Offer; the Argentine Offer will comply with applicable Argentine law and the Regulations; and while the Petersen Offers are pending the Bidders will not purchase or make arrangements to purchase Securities, otherwise than pursuant to the Petersen Offers.

Therefore, the Bidders respectfully request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) with regard to purchases made pursuant to the Argentine Offer.

3. Rule 14e-1(c)

Argentine law provides that the Initial Argentine Offer Period must be at least 20 and no more than 30 business days and that the Additional Argentine Offer Period must be at least 5 and no more than 10 business days. Petersen SPV intends that the Offer Period will extend for 27 business days total for both the U.S. Offer and the Argentine Offer. Although the Eskenazi Family has no reason at this time to believe it will not occur, there can be no assurance that the Required Regulatory Approval will be obtained during the Offer Period. In accordance with Argentine law, the CNV Authorization and the terms of the Petersen Offers, payment for the Securities tendered during the Offer Period and not previously withdrawn will be made promptly, but (i) no earlier than 3 business days after the expiration of the Offer Period for Shares tendered during such period if the Required Regulatory Approval has been obtained during the Offer Period, or (ii) no later than five business days after the Required Regulatory Approval has been obtained after the expiration of the Offer Period and Petersen SPV announces that it is paying for the Securities tendered during the Offer Period and not previously withdrawn. In the event the Required Regulatory Approval has not been obtained by January 15, 2009, any Securities tendered will be returned promptly. If prior to January 15, 2009, the CNDC issues a Conditioned Approval or a Denial Notice, the Bidders will cause all Securities tendered into the Petersen Offers (which have not been withdrawn) to be promptly returned to the tendering holders. As noted above, in any such event the initial Acquisition and other related transactions will be unwound.

Holders that tender their Shares in the Argentine Offer will have withdrawal rights during the Initial Offer Period and the Additional Offer Period and, if the Required Regulatory Approval has not been received prior to the expiration of the Additional Offer Period, as the case may be, tendering shareholders will also have withdrawal rights until such time as the Required Regulatory Approval has been received and Petersen SPV announces that it is paying for the Shares tendered during the Initial Offer Period and Additional Offer Period not previously withdrawn or the Shares are returned as described above and the Argentine Offer is terminated consistent with its terms. Holders that tender their Securities in the U.S. Offer will have withdrawal rights during the Offer Period and, if the Required Regulatory Approval has not been received prior to the expiration of the Offer Period, tendering shareholders will also have withdrawal rights until the Required Regulatory Approval has been received and Petersen SPV announces that it is paying for the Securities tendered during the Offer Period and not previously withdrawn or the Securities are returned as described above and the U.S. Offer terminated consistent with its terms. The Bidders will undertake in the Schedule TO that no later than one business day after Petersen SA has been served with notice of the Required Regulatory Approval, Petersen SPV will make such information publicly available by issuing a press release and amending the Schedule TO.

In February 2008, Repsol agreed as part of the terms of the initial sale to refrain from selling any Securities for a period of 90 days to enable the Eskenazi Family to complete the Petersen Offers. Factors beyond the control of the Eskenazi Family have rendered that timetable impossible to achieve. Repsol specifically stated in its Annual Report on Form 20-F for its fiscal year 2007, filed with the Commission on May 30, 2008, and in a Form 6-K furnished to the Commission on May 19, 2008, that it may engage in the Secondary Public Offering as a part of its strategy to achieve an improvement and rebalancing of its portfolio through a partial divestment in YPF, greater stock liquidity, diversification of the geographic areas in which its assets are located and its business transacted on, and reduction of its exposure to Latin America. YPF has also stated in the YPF 20-F that, on February 29, 2008, Repsol started the Secondary Public Offering process. Since the expiration of the 90-day period contemplated in the SPA, representatives of the Eskenazi Family have been approached by Repsol on numerous occasions and been urged to complete the Petersen Offers promptly to allow Repsol to proceed with the Secondary Public Offering without further delay. Most recently, Repsol has taken steps to prepare YPF (including its most senior officers) for the marketing period that typically precedes a public offering. Our client has reported that in the context of recent discussions between Repsol and representatives of the Eskenazi Family, the granting of a renewed "lock-up" period to enable the Bidders to maintain the Petersen Offers open until the Required Regulatory Approval has been obtained, which would require Repsol to delay the launch of the Secondary Public Offering, was ruled-out. Given (i) Repsol's intent to carry out the Secondary Public Offering of Securities of YPF as described above, which will significantly increase the number of Securities that could be tendered into the Petersen Offers if they remained open after the Secondary Public Offering and defeat the intention of enlarging the public float of YPF; (ii) that the Petersen Offers are being made solely to satisfy the mandatory offer requirement of the By-laws in light of the acquisition of 15% of the outstanding share capital of YPF; (iii) that the By-laws and Regulations do not permit an Offer Period of more than 40 business days total (including the mandatory offer extension); and (iv) the availability of withdrawal rights for the duration of the Offer Period and thereafter until receipt of the Required Regulatory Approval and announcement by Petersen SPV that it is paying the purchase price for the Securities tendered, we do not believe that payment for, or return of, the Securities tendered in the Petersen Offers in the manner described above constitutes a fraudulent, deceptive or manipulative act or practice. In the event that the Secondary Public Offering is consummated prior to expiration of the Petersen Offers, the Bidders understand that any person acquiring Securities in the Secondary Public Offering will be entitled to tender such Securities in the U.S. Offer or the Argentine Offer, as applicable.

If the Tier II Exemption was available, payment made in accordance with foreign practice and law would be deemed to satisfy the requirements of Rule 14e-1(c). However, since it is not clear that the percentage of U.S. holders (excluding ten percent holders, namely Petersen SA and Repsol, who together own approximately 99% of YPF's outstanding stock) is less than 40 percent, the Tier II exemption is not available in any event.

The Staff has on previous occasions granted relief similar to the relief requested herein in cases where the Tier II Exemption was not available or where the bidder was unable to confirm definitively that Tier II relief was available. See *Proposed Exchange Offer by Technip, S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset*, Exchange Act File TP 02-95 (September 12, 2002); *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and*

OCEANEs of Pechiney, No. 5-52225 (October 7, 2003); *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (September 12, 2005); *Offer by the Bayer Entities for All Ordinary Shares of Schering AG*, File No. 5-59757 (April 28, 2006); and *Offer for Shares of ProSiebenSat.1 Media AG* (January 30, 2007).

The Tier II Exemption was adopted to facilitate cross-border transactions and particularly to minimize conflicts with foreign regulatory schemes. Given the direct conflict between the requirements of Rule 14e-1(c) and compliance with the Argentine merger control rules as they apply to the Petersen Offers, and the related acquisitions of Securities from Repsol and in view of the CNV Authorization, we believe that the requested relief it consistent with the rationale for the adoption of the Tier II Exemption and the policy behind the adoption of the Cross-Border Release.

Therefore, the Bidders respectfully request the Staff to confirm that it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if Petersen SPV pays for, or returns, Securities tendered during the Offer Period in the manner described above to satisfy Argentine requirements notwithstanding that the Tier II Exemption is not available.

Relief Requested

1. Rule 14d-10(a)(1) Relief

The Bidders respectfully request exemptive relief from Rule 14d-10(a)(i) under the Exchange Act with respect to the Argentine Offer and the U.S. Offer so that the dual offer structure, as described is this letter, may proceed as contemplated.

2. Rule 14e-5 Relief

The Bidders respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to allow Petersen SPV to make the Argentine Offer and to arrange to purchase the Shares thereunder after the public announcement, but prior to the expiration, of the U.S. Offer.

3. Rule 14e-1(c)

The Bidders respectfully request the Staff to confirm that it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if the Bidders delay the purchase and payment for, or the return of Securities tendered in the Petersen Offers until the receipt or denial of the Required Regulatory Approval, subject to the right of tendering shareholders to withdraw their tendered Securities prior to such time as Petersen SPV announces that the Required Regulatory Approval has been obtained, and provided that Petersen SPV (x) announces within one business day after Petersen SA has been served with notice of the Required Regulatory Approval that the Required Regulatory Approval has been obtained by issuing a press release and amending the Schedule TO, and (y) pays for the Securities tendered in the U.S. Offer within three business days after the date of such announcement and in any event not later than payment for Shares tendered in the Argentine Offer.

*   *   *

In view of the required timetable to commence the Petersen Offers, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions please contact me at +49 69-97-10-31-90.

Very truly yours,

Andrés de la Cruz, Esq.

cc: Mauro Dacomo, Esq.
Daniel Sternberg, Esq.
Amy R. Shapiro, Esq.

Annex A

CNV Authorization

Informal Translation

Buenos Aires, May 2, 2008

TO THE BOARD [of the CNV]:

We concur with the previous determination.

For this purpose, it must be taken into account that the company has not subscribed to the mandatory tender offer regime and, thus, being the tender offer voluntary, it should conform to the terms of the by-laws [of YPF].

If the express approval by the CNDC has not been obtained, it is reasonable to delay settlement of the offer and that the holders of shares tendered be able to withdraw the tendered shares pending settlement so that liquidity of the shares is not affected. In such case, the custodian should hold the dividends and any other distributions made on the tendered shares segregated in a special account.

In any case, while the proposed arrangement is acceptable, it should provide for a fixed term ("*plazo cierto*"), and purchase and settlement ("*liquidación*") should be deferred until the CNDC has issued a final decision, and a time limit which is reasonable should be fixed for purchase and settlement.

Mabel S. D´Orazio Cebey
Issuers Division
Comisión Nacional de Valores

Buenos Aires, May 13, 2008.

Issuers Division
Issuers Sub-division:

Taking into consideration file No. 670/08 PETERSEN ENERGÍA INVERSORA S/CONSULTA SOBRE LIQUIDACIÓN OPA-YPF and the findings of the Issuers Division and Issuers Sub-division;

In a meeting held today, the Board resolved as follows: to concur with the findings of the Issuers Division in connection with the request filed by PETERSEN ENERGIA INVERSORA, S.A., as to the possibility of conditioning the settlement of the purchase price in the tender offer for the acquisition of YPF's shares to the approval of the transaction by the *Comisión Nacional de Defensa de la Competencia*.

EH
AVLB
HH

Cristina Tonini
Secretary of the Board

FOLIO 10

REF.: EXPTE. NRO. 670/2008.- PETERSEN ENERGIA INVERSORA S.A. S/CONSULTA S/LIQUIDACIÓN OPA YPF.

Buenos Aires, 02 de mayo de 2008

AL DIRECTORIO:

Se comparte lo dictaminado precedentemente.

A tal efecto debe tenerse presente que, la sociedad no se encuentra adherida al régimen de la oferta pública de adquisición obligatoria por lo que la misma voluntaria y debe considerarse efectuada dentro de los términos estatutarios.

Se considera razonable que no obtenida la autorización expresa de la CNDC, se extienda la liquidación de la oferta y el aceptante de la misma pueda retirar sus acciones durante el período de liquidación si por cuestiones personales o de mercado le son necesarias disponer de sus acciones, no afectando la liquidez de las mismas, quedando asegurado que el agente de custodia mantendría en una cuenta los dividendos y cualquier distribución que les corresponda a las acciones.

De todas maneras si bien es aceptable la propuesta descripta, la misma deberá contar con plazo "cierto" y no entender la liquidación hasta tanto se expida la CNDC, debiendo fijarse un plazo prudente en el cual se defina como se resuelve la operación en su caso.

MABEL S. D'ORAZIO CEBEY
GERENTE DE EMISORAS
COMISION NACIONAL DE VALORES

Ref: Expte. N° 670/08 "Petersen Energía Inversora s/ Consulta Sobre Liquidación OPA-YPF"

Buenos Aires, 13 de mayo de 2008.-

A LA GERENCIA DE EMISORAS

-Subgerencia de Emisoras-:

VISTO las presentes actuaciones –re: EXPTE. N° 670/08 PETERSEN ENERGÍA INVERSORA S/ CONSULTA SOBRE LIQUIDACIÓN OPA-YPF -; lo dictaminado por la Subgerencia de Emisoras y por la Gerencia de Emisoras;

El Directorio, en su reunión del día de la fecha, **RESOLVIÓ**: Conformar lo dictaminado por la Gerencia de Emisoras a fs. 10 con relación a la consulta formulada por PETERSEN ENERGÍA INVERSORA S.A., respecto de la posibilidad de postergar la liquidación de la oferta de adquisición de control de las acciones de YPF S.A. a la autorización expresa de la COMISIÓN NACIONAL DE DEFENSA DE LA COMPETENCIA.

Pase el expediente a esa Gerencia a sus efectos.

EH
AVLB
HH

CRISTINA TONINI
GERENTE
SECRETARIA DE DIRECTORIO

Annex B

BRONS & SALAS
ABOGADOS

TEL. +54-11-4891-2700

MAIPU 1210 - PISO 5 °
1006 - BUENOS AIRES
REPUBLICA ARGENTINA

FAX +54-11-4314-0399

September 8, 2008

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553
Attention: Ms. Michele Anderson, Chief,
Office of Mergers and Acquisitions
Ms. Christina Chalk, Special Counsel
Ms. Josephine Tao, Special Counsel

Ladies and Gentlemen:

Reference is made to the no-action and exemptive relief letter (the "Letter") filed by Petersen Energía Inversora, S.A, a variable stock corporation (*sociedad anónima*) organized under the laws of the Kingdom of Spain ("Petersen SPV"), and Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the "Eskenazi Family"), who indirectly control Petersen SPV, with the staff of the Commission (the "Staff") on the date hereof.

We serve as special Argentine counsel for Petersen SPV and the Eskenazi Family. We are qualified under Argentine law to issue this certification and we express no opinion other than as to the laws of Argentina.

We have reviewed the Letter and confirm that the statements of Argentine law and takeover practice in the Letter are accurate and, in our view, complete for the purpose of the Letter.

Please note that the statements of Argentine law made in the Letter consist of brief summaries of relevant matters of Argentine law and should not be construed as a comprehensive description.

This certification is issued solely for the purpose of and in connection with the Letter. We consent to the filing of this certification as an exhibit to the Letter.

Sincerely,

José Luis Galimberti

Attachment

cc: Mauro Dacomo, Esq.
Andrés de la Cruz, Esq.

[coat of arms]
Ministry of Economy and Production
Undersecretariat of Financial Services

"2008 – Year of Science-Teaching"

SSSF NOTE No. 500/08b.
Ref.: EXP-S01:0202194/2008.
Special Meeting of Class "A" Shareholders
dated June 2, 2008

BUENOS AIRES, JUNE 2, 2008

TO THE PRESIDENT OF
YPF SOCIEDAD ANONIMA
Mr. Antonio Brufau Niubo
Your Office

I am writing to inform you that, pursuant to Resolution No. 68 dated May 30, 2008 of the MINISTRY OF ECONOMY AND PRODUCTION, Minister Carlos R. Fernández has resolved to appoint Engineer Guillermo Ernesto Mardaras (M.I. No. 5.098.492), Doctor Guillermo Luis Perrone (M.I. No. 28.846.953) and Accountant Claudio Fabián Villagra (M.I. No. 16.936.972) so that, jointly or separately, they may represent the Argentine government as the owner of the Class A common shares at the special meeting of shareholders to be held on this date.

I also inform you that, as to the sole item on the Agenda: *"The approval of the 'Acquisition of Control' pursuant to article 7 section d) of the Company's Bylaws and the Public Tender Offer made by Petersen Energía Inversora, S.A., with the favorable recommendation of approval of the Offer by the Board of Directors of YPF S.A."* by the ministerial resolution mentioned in the preceding paragraph, it has been decided to grant the shareholder Petersen Energía Inversora, S.A., advance consent and the authorization to make a public tender offer to acquire the shares of YPF S.A. pursuant to the terms submitted for consideration of YPF S.A. on May 20, 2008. That authorization is granted in accordance and with the scope stipulated in the Bylaws of YPF S.A. in Article 7 section e) subsection i). Please note that consideration has been given to the favorable recommendation of approval of the Tender Offer by the Board of Directors of YPF S.A. adopted at meeting No. 284 held on May 23, 2008, so that the Special Meeting of Class "A" Shareholders may rule on the point pursuant to the provisions of Article 7 section f) subsection ii) of the aforementioned Bylaws of YPF S.A.

Sincerely,

c/ JUAN MANUEL PRADA
JUAN MANUEL PRADA
Undersecretary of Financial Services

[seal:]

YPF S.A.
GENERAL
MANAGEMENT
JUNE 2, 2008
RECEIVED

Annex C

In the City of Buenos Aires, on June 2, 2008, at the Head Office of YPF S.A., located at Avenida Presidente Roque Sáenz Peña 777, at 11:00 a.m., there do appear the Executive Vice President of YPF S.A., Sebastián Eskenazi, and Engineer Guillermo Ernesto Mardaras and Dr. Guillermo Luis Perrone who have been designated, jointly or separately, to represent the Class A Shareholder as evidenced by Resolution No. 68 of the Ministry of Economy and Production dated May 30, 2008.

The representatives of the Argentine government communicate that, as evidenced by Resolution No. 68 indicated above and the SSSF NOTE No. 500/08b dated June 2, 2008 of the Undersecretariat of Financial Services of the MINISTRY OF ECONOMY AND PRODUCTION, with relation to the sole item on the Agenda: "The approval of the 'Acquisition of Control' pursuant to article 7 section d) of the Company's Bylaws and the Public Tender Offer made by Petersen Energía Inversora, S.A., with the favorable recommendation of approval of the Tender Offer by the Board of Directors of YPF S.A.," the Argentine government, the sole Class A shareholder, has decided to move and vote to grant PETERSEN ENERGÍA INVERSORA, S.A., advance consent and authorization to make a public tender offer to acquire the shares of YPF S.A. pursuant to the terms submitted for consideration of YPF S.A. on May 20, 2008. They further report that this authorization is granted in accordance and with the scope stipulated in the Bylaws of YPF S.A. in Article 7 section e) subsection i). Please note that consideration has been given to the favorable recommendation of approval of the Tender Offer by the Board of Directors of YPF S.A. adopted at meeting No. 284 held on May 23, 2008, so that the Special Meeting of Class A Shareholders may rule on the point pursuant to the provisions of Article 7 section f) subsection ii) of the aforementioned Bylaws of YPF S.A.

Then, the Executive Vice President of YPF S.A., Sebastián Eskenazi, acknowledges receipt of, in accordance with the provisions of Article 24 section d) last paragraph of the YPF S.A.'s Bylaws, the SSSF NOTE No. 500/08b dated June 2, 2008 of the Undersecretariat of Financial Services of the MINISTRY OF ECONOMY AND PRODUCTION and certified copy of Resolution No. 68 of that aforementioned Ministry.

Then the representatives designated by the Argentine government and the Executive Vice President of the company sign this document.

c/Sebastián Eskenazi
Sebastián Eskenazi

c/Guillermo Mardaras
Guillermo Mardaras

c/Guillermo Perrone
Guillermo Perrone

COMISIÓN NACIONAL DE VALORES' ("CNV") REGULATIONS

BOOK I, CHAPTER 8, OFFERING CIRCULAR. ANNEX V.

VIII.8

ANNEX V

OFFERING CIRCULAR FOR TENDER OFFERS AND/OR EXCHANGE OF SECURITIES

Offering circulars for tender offers and/or exchanges of securities shall contain at least the information detailed below:

I. PERSONAL INFORMATION OF THE OFFEROR AND THE TARGET COMPANY

a) Name and principal place of business of the target company.

b) Name and domicile of choice of the offeror or, if it is a legal person, name, principal place of business and corporate purpose.

c) Entities belonging to the same corporate group as the offeror, indicating the corporate group's structure and identifying offeror's final controlling shareholders.

d) Persons responsible of preparing the offering circular, pursuant to Section 35 of the Public Offering Transparency System approved by Executive Order No 677/01.

e) Detail of the target company's securities owned -either directly or indirectly- by the offeror, its affiliates, other persons acting on behalf or together with the offeror and, if the offeror is a legal person, the members of its board of directors, indicating the voting rights corresponding to such securities and the date and price of those acquired within the last TWELVE (12) months.

f) Any agreement, either express or not, between the offeror and the members of the target company´s board of director; any specific advantages that the offeror has reserved for such members; and, in any of the above cases, a reference to the securities of the offeror held by the members of the target company´s board of director.

g) Information on the nature of the offeror´s activity and business and on the economic-financial situation of the offeror for the last TWO (2) fiscal years, specifying its equity, turnover, total assets, loans and results, making express reference to any note or relevant indication appearing on the external auditor's reports in connection thereto. The offeror shall also provide information on its financial and business perspectives. If the offeror is part of a corporate group, the foregoing information shall refer not only to the offeror but also to the consolidated financial statements of the corporate group.

II. MATERIAL INFORMATION OF THE OFFERING

a) Securities covered by the offer, indicating the maximum and minimum percentage or amount of securities that offeror undertakes to acquire and, if applicable, the minimum amount of securities to be acquired for the offer to be effective.

b) Consideration offered for the securities.

c) If the consideration consists, in whole or in part, of securities issued by a company other than the offeror, the offering circular shall also contain the following information:

c.1) The economic and financial situation of the issuing company for the last TWO (2) fiscal years, with a detail similar to that mentioned in point I.g) above, to allow for a proper analysis of the offered value estimate.

c.2) The rights and obligations carried by the securities, making express reference to the conditions and the date as from which they shall entitle their holders to participate from the benefits, and expressly mentioning whether they carry voting rights or not.

c.3) A valuation from the independent specialized assessment company.

c.4) Any material changes in the financial or corporate situation of the company after the closing of the last audited financial statements.

c.5) Any particularly relevant observations from the auditor to the financial statements.

c.6) If, due to any change, figures cannot be compared, such situation shall be noted and the estimated accounting effect shall be published.

c.7) A list of the managers of the offeror.

c.8) Information on the first dividend or interest to be paid to the new holders, and their prospective position in connection with dividends and interests, capital and amortization, and a statement of the effects of acceptances as regards capital and entries of the target company's shareholders (if the new securities shall not be identical to any others already outstanding trading on the market, complete information of the rights inherent to such securities, together with a statement on whether admission of such securities for trading in a self-regulated entity was or shall be requested, or whether admission in any other securities market was or shall be requested, or the possibility of trading in any other market, shall be included).

d) The guaranties granted by offeror for settling its offer.

e) A statement regarding offeror's future potential indebtedness and, if applicable, the company involved in the offering's financing.

f) A description of the offering's financing and its origin. The main lenders or intermediaries involved in such financing shall be identified. If the offeror states that payment of interests, refinancing or guaranty for any liability, either contingent or not, depends, to a material extent, on the target company's business, a statement on the agreements involved shall be submitted. If such were not the case, the offeror shall submit a statement in that respect.

III. FORMAL ELEMENTS

a) Date of issuance of the offer and term for acceptance.

b) Formalities to be fulfilled by the offerees to accept the offer, and form and term in which they shall receive consideration.

c) Offer's acceptance and settlement expenses to be borne by the offerees, or distribution thereof between them and the offeror.

d) Appointment of authorized intermediaries to act on behalf of the offeror.

e) Mention on the cover the text established in Section 6, Chapter VIII: "Offering Circular".

IV. OTHER INFORMATION

a) Purpose of the acquisition, expressly stating the offeror's intentions as regards the target company's future activities. If applicable, any possible plans regarding the use of assets of the target company and those regarding its management, as well as any changes to its by-laws and initiatives as regards trading of the target company's securities, shall be included. The following information shall be specifically included:

a.1) Offeror's intentions in connection with:

a.1.1) The continuation of the target company's business.

a.1.2) Any future material change to the target company, including any restructuring of the target company's assets; and

a.1.3) The continuity of the employment relationships within the target company.

a.2) The long-term corporate grounds for the offer.

a.3) The way in which the compensations of the managers of the offeror shall become affected by the acquisition of the target company or by any related transaction. If no effect shall take place, such circumstance shall be noted.

a.4) A detail of any relevant agreement (except for those arising from the usual course of business) signed by offeror with the target company within TWO (2) years prior to the beginning of the offering period, including the details regarding dates, parties, terms and conditions or any consideration from or to the offeror.

b) The possibility or impossibility that the offer's result falls within the provisions of Law No. 25,156 on Antitrust or the corresponding regulations and, if applicable, any possible proceedings that offeror intends to or must file before the antitrust authorities, indicating their possible consequences pursuant to Sections 83 to 85 of Chapter XXVII "Tender Offer".

c) The offering circular may contain any other information that is relevant to make an informed decision as regards the offering, or that the offeror deems appropriate to include.

BOOK: 6. TRANSPARENCY

CHAPTER XXI: TRANSPARENCY WITHIN PUBLIC OFFERINGS

XXI.1 SCOPE

SECTION 1.- Acts or omissions of any nature whatsoever that are or may be detrimental to transparency within public offerings shall be forbidden.

XXI.2 OBLIGATIONS IMPOSED TO PARTICIPANTS IN PUBLIC OFFERINGS

SECTION 2.- Managers of issuing entities that publicly offer securities and members of the controlling body ("*órgano de fiscalización*") –the latter, within the scope of their duties- shall immediately inform the CNV –pursuant to Section 5.a) of the Annex approved by Executive Order No 677/01 and pursuant to the provisions of Chapter XXVI- any fact or situation that, due to its importance, may materially hinder the placement or the trading of issuer's securities.

SECTION 3.- The following detail serves as an example of the obligation imposed by the foregoing Section and does not release the mentioned persons from their obligation to inform any other fact or situation not specifically detailed herein:

1) Changes to the corporate purpose, material changes to its activities or beginning of new activities.

2) Sale of fixed assets representing more than FIFTEEN PER CENT (15%) thereof pursuant to the last balance sheet.

3) Submitted resignations or removal of managers and members of the controlling body, expressing their reasons, and their replacement.

4) Decisions regarding extraordinary investment and execution of important financial or business transactions.

5) Losses in excess of FIFTEEN PER CENT (15%) of the net equity.

6) Statement of any reason for dissolution indicating any measures that, in such case, shall be suggested or adopted when the reason for dissolution can not be overcome.

7) Beginning of negotiations to formalize an out-of-court composition plan ("*Acuerdo Preventivo Extrajudicial*") with all or part of its creditors, filing for reorganization proceedings, rejection, withdrawal, confirmation, fulfillment and voidance of the composition plan; filing for corporate group reorganization proceedings, confirmation of out-of-court composition plan, filing for bankruptcy proceedings either by the entity itself or by third parties, adjugement of bankruptcy or its denial stating the grounds therefore or conversion into reorganization proceedings, form of conclusion: payment, creditors' agreement, closure, requests for extension of bankruptcy and liabilities arising therefrom.

8) Facts of any nature and acts of God that seriously hinder or may hinder the

development of its activities, specifying their consequences.

9) Legal actions of any nature, instituted by or against it, of an economic significance or important for the development of its activities; legal actions filed against it by its shareholders; and relevant resolutions in the course of any such proceedings.

10) Execution and cancellation of license or franchise, association, collaboration and temporary association agreements, stating the main reasonably expected perspectives.

11) Delay in the fulfillment of the obligations undertaken in debt securities, sufficiently identifying the consequences that may arise from such non-fulfillment.

12) Encumbrances on mortgaged or pledged assets when they together exceed TEN PER CENT (10%) of the net equity.

13) All sureties and guarantees granted, indicating the determining causes, the guarantied person and the amount of the obligation, when they together exceed TEN PER CENT (10%) of the net equity, as well as those granted for transactions not directly related to its activity, when they exceed ONE PER CENT (1%) of its net equity. When granting sureties, guarantees and security within the usual course of their business and pursuant to their corporate purpose, financial entities shall only inform as set forth in Chapter XXIII "Periodical Information System".

14) Acquisition or sale of convertible securities or assets of other companies, notwithstanding the provisions of Sections 31 and 32 of Law No. 19,550 and 8 of this Chapter, when the aggregate amounts exceed TEN PER CENT (10%) of the investor's or participated company's net equity.

15) Agreements of any nature establishing limitations to the distribution of profit or to the powers of the corporate bodies, submitting copy of such agreements.

16) Facts of any nature whatsoever that materially hinder or may hinder the economic, financial or equity situation of controlled and controlling companies pursuant to Section 33 of Law No 19,550, including the sale of and lien on material parts of its assets.

17) Authorization, suspension, withdrawal or cancellation of issuer's capacity to trade publicly in the country or abroad.

18) Penalties that are economically significant or important for the development of its activities, imposed by its surveillance authorities, even if subject to appeal.

19) Stock syndication agreements.

20) Economically significant or usual agreements executed, directly or indirectly, with the members of its board, controlling bodies and/or managers, or with legal persons controlled by them, submitting copy of the executed agreements.

21) Changes in the holdings of shares constituting the controlling group(s), pursuant to Section 33.1) of Law No. 19,550, that affect its formation.

22) Decision to acquire its own shares pursuant to Section 220.2) of Law No. 19,550, including:

22.1) Detail of the serious damage trying to be avoided and the reasons why such acquisition is considered a proper means to avoid it.

22.2) Term within which the acquisitions shall take place.

22.3) Range of prices at which the company is willing to effect them.

22.4) Minimum amount of shares to be acquired.

23) Date, amount, price per share and total amount of each acquisition carried out pursuant to the decision referred in 22).

24) Indirect holding of own shares as a result of such shares being part of the equity of facilities acquired or of a company incorporated to it, pursuant to Section 220. 3) of Law No. 19,550.

25) Decision to sell the shares acquired pursuant to Subsections 2) and 3), Section 220 of Law No. 19,550.

26) Date, amount, price and total amount of each sale executed pursuant to the decision referred in 25).

27) Decision to hire the services of risk rating agencies in order to rate its securities.

28) Obtaining of different current ratings for the same security when such difference represents a different letter or more than one grade.

29) Unilateral or agreed rescission of the agreement executed with a risk rating agency, stating the reasons for such decision.

30) Adopted decisions that establish or amend plans, systems or methods for rewards or appreciation that form the total compensation of the members of the board or control body, special committees and employees, submitting copy of such documents.

31) Non-revocable capital contributions on account of future subscription of shares, accepted by means of a meeting of the board of directors, notwithstanding the provisions of Chapter XXXIV NON-REVOCABLE CONTRIBUTIONS ON ACCOUNT OF FUTURE ISSUANCES AND CAPITALIZATION OF DEBTS OF ISSUER.

For the purposes of this Section, net equity shall mean that resulting from the last submitted balance sheet.

Upon petition of the interested party, upon grounded decision and for a limited period of time, the CNV may suspend fulfillment of the obligation to inform the public on certain facts and background that are not publicly known and which disclosure may seriously damage the corporate interest.

SECTION 4.- Upon each appointment of directors, the shareholders nominating incumbent or alternate candidates for consideration of the shareholders' meeting shall inform thereto, before the voting, the independent or non-independent condition of the candidates, pursuant to the provisions hereof and of Section 3,a.3) of Chapter X "Withdrawal from the Public Offering System ".

Likewise, upon election of the members of the controlling body, the shareholders appointing incumbent o alternate candidates for consideration of the shareholders' meeting shall inform, before the voting, the independent condition of the candidates that are certified public accountants, pursuant to Technical Resolution No 15 of the ARGENTINE FEDERATION OF ECONOMIC SCIENCES PROFESSIONAL ASSOCIATIONS.

Such shareholders shall also inform whether the nominated candidates practice, have practiced, or shall be themselves or the accounting firms, companies or associations they belong to, in their capacity as such, or through other of their members, be appointed as external auditors of issuer, or have any professional relations or belong to a firm, company or professional association that has professional relations with:

a) Issuer,

b) Its controller, or companies that are controlled by or related to the latter, or the firm, company or association it belongs to,

c) Receive compensation or fees from issuer (other, if applicable, than those corresponding to their office) or its controlling company or companies that are controlled by or related to the latter, or

d) If any such circumstance arises, as regards a company with which issuer or its controlling company or any company controlled by or related to it, have shareholders in common.

The members of the board and controlling bodies of the issuers shall inform the CNV of the situation of its members as regards the provisions hereof, within TEN (10) days as from being appointed or becoming incumbent, as the case may be.

In addition, such information shall be included in all offering circulars or supplements thereto released by issuer.

Issuer's controlling body shall include in its annual report its express opinion on the quality of issuer's accounting and auditing policies and on the objectiveness and independence degree of the external auditor in the fulfillment of his duties.

SECTION 5.- Issuers whose securities are registered with self-regulated entities shall send them communications similar to those required in the preceding Sections, which shall be immediately published in their information gazettes or in any other means that ensures their proper circulation.

Issuers who do not have securities registered for listing in self-regulated entities, shall hire publication in such gazettes or in any other means that ensures their proper circulation.

SECTION 6.- Intermediaries registered with any of the authorized self-regulated entities, shall inform the CNV any non-habitual fact or situation that, due to its importance, may affect the course of their business, such as for example, their liability, decisions on investment in their own portfolio, decisions of their principals regarding the continuity of the business relations among them, and any filing or closure of investigation proceedings by the self-regulated entity.

The mentioned information shall be submitted to the CNV in writing in a direct, truthful and sufficient manner, immediately after the mentioned fact or situation has taken place, or upon getting acquainted thereof if the fact or situation has taken place within the scope of third parties.

SECTION 7.- The following persons:

a.1) Agents of self-regulated entities that are not stock exchanges.

a.2) Companies acting as depositories of mutual investment funds,

when:

b.1) Channeling in the national market investments of individuals or legal persons that do not reside in the Argentine Republic and

b.2) The total amount of such investments exceeds FIVE MILLION PESOS (AR$5,000,000),

shall –within TEN (10) days as from the end of each calendar month- submit the balance of the mentioned investment, valued at market price as of the closing date of the informed month.

Agents of self-regulated entities that are not stock exchanges shall continue submitting the information, dividing the holdings by country and place of deposit.

The companies that manage mutual investment funds shall continue informing the composition of the fund's net equity and the share holdings of the non-residents, divided by country.

Stock exchanges shall inform monthly on:

c.1) Movements and kind of investments in the national markets carried out by persons who reside and do not reside in the Republic of Argentina.

c.2) Balances, kind and country of residence of the investments mentioned in c.1), entered in the collective deposit system under their charge.

c.3) Balances, kind and country of residence of the investments mentioned in c.1), of the companies which shareholders' registry is kept by the stock exchanges, when such companies are among the top TWENTY FIVE (25) as regards their stock value, measured at the end of each month, excluding the amounts included in the collective securities deposit.

The mentioned information shall include the price used for each kind's calculation.

The stock value top TWENTY FIVE (25) companies at the end of each month which shareholders' registry is not kept by the corresponding stock exchanges, shall –within TEN (10) days as from the end of the calendar month- submit the information required in c.3) hereof, as regards their own shareholders' registry, including the used price.

SECTION 8.- The:

a.1) Directors and managers –either incumbent or alternate-

a.2) Managers of the first line management

a.3) Statutory auditors and members of the supervision council -either incumbent or alternate -; and

a.4) Controlling shareholders,

of issuers, shall inform the number and class of:

b.1) Shares,

b.2) Debt securities, or

b.3) Options

of the issuer authorized for public offering that they hold or directly or indirectly manage.

The duty to inform covers the mentioned persons even when they do not have a direct or indirect position in the items specified in b.1) through b.3) and shall be fulfilled by filling –for each issuer individually- the information required in Annexes I through V of this Chapter, as applicable.

The CNV may extend the duty to inform to other officers of the economic corporate group, where it considers it relevant.

SECTION 9.- The persons mentioned in Section 8 shall:

a) Inform the CNV, before the FIFTEENTH (15th) day each month, any changes to their holdings, occurred within the prior month, using the forms identified as Annexes I through V of this Chapter, as applicable.

b) Carry out the corresponding filing within TEN (10) days after coming into office and until SIX (6) months after actual cessation thereof, and the controlling shareholders (as long as they remain such) as from the working day after execution of the transaction granting them the controlling share.

c) Keep the supporting documents for any transaction carried out, which shall immediately be made available to the CNV upon its request.

SECTION 10.- Issuers shall provide the following information, at the time established in Section 9, Chapter III of this Regulations (as amended):

a) Detail of the members of its first line management, its directors, managers, statutory auditors and members of the supervision council –in each case, incumbent and alternate-.

b) Detail of its directors, managers, statutory auditors and members of the supervision council –either incumbent or alternate – of its controlling and controlled companies (for the whole line of control) indicating their identity, ID type and number and the term for which they were appointed.

c) Detail of the individual(s) who is/are issuer's final controller(s) (name, surname, ID type and number or identifying document of their country of origin and full domicile).

Such information shall be submitted by issuers through the FINANCIAL INFORMATION HIGHWAY, upon filling the forms of Annex VI of this Chapter, which may be accessed at: https://aif.cnv.gov.ar/aif/modelos/Formularios%20de%20tenencia%20accionaria.xls.

Changes shall be informed within TEN (10) days as from occurrence and by the same method, specifying the original submission

SECTION 11.- The:

a.1) CNV's directors, officers and employees

a.2) Members of the rating council, directors, administrators, managers, statutory auditors or members of the supervision council, incumbent or alternate, and employees of the risk rating companies

a.3) Members of the management board –either incumbent or alternate–, CNV's and securities offices and other agencies of self-regulating entities that:

a.3.1) Receive periodical information from issuers authorized to be listed therein, which was not publicly disclosed, or

a.3.2) Take part in formalities regarding the securities of issuers authorized to be listed in such self-regulated entities,

shall inform, pursuant to Section 8 of this Chapter:

b.1) Number and class of shares, debt securities or shares or debt securities purchase or sale options of issuers within the public offering system, which the hold or directly or indirectly manage.

b.2) Term of their offices, if applicable.

SECTION 12.- Individuals or legal persons that:

a.1) Directly,

a.2) Through other individuals or legal persons, or

a.3) Any corporate group of persons acting in concert,

that by any means and with a certain intention:

b.1) Acquire or sell an issuer's securities or options,

b.2) Alter the composition or integration of their direct or indirect participation in an issuer's capital,

b.3) Convert debt securities into shares,

b.4) Exercise options, or

b.5) Change the intention regarding their share participation in issuer, existing at the time of verification of any of the circumstances detailed in points b.1) through b.4) above,

when the acquisitions involved in the circumstances detailed in points b.1) through b.5):

c.1) After such acquisition,

c.2) Before such sale,

c.3) At the time of alteration in the composition or integration or their participation,

c.4) At the time of conversion of the debt securities into shares,

c.5) At the time of exercising such options, or

c.6) On the date of change in the informed intention,

entitle to FIVE PER CENT (5%) or more of the votes that may be casted for the formation of the corporate decision at the shareholders' meetings, shall immediately after the:

d.1) acquisition,

d.2) sale,

d.3) alteration of the formation or integration of their participation,

d.4) conversion into shares,

d.5) exercise of the options

or change in the intention, inform such circumstance to the CNV.

Similar information shall be submitted upon verification, after the circumstances mentioned in points b.1) through b.5), when the shares involved amount to a FIVE (5) per cent multiple. Such duty to inform shall extend until the time when, due to becoming controlling shareholders, they are subject to the system established for them, which must be fulfilled by submission of Annexes I through V of this Chapter, as applicable.

The corresponding information shall specify:

e.1) Data on the direct or indirect holders of such percentage participation.

e.2) Percentage of the share participation arising from the transaction and total votes to which the share participation entitles.

e.3) Price of the transaction expressed by total amount and per acquired or sold share value, and any other significant detail in order to disclose the value involved in the transaction.

e.4) Date of acquisition or sale, conversion or exercise and number, class and rights arising from the acquired, sold, convertible or converted securities and options, as applicable.

e.5) Date of alteration in the composition or integration of direct or indirect participation.

e.6) Intention (original or new, as applicable) of the individuals or legal persons that directly or indirectly integrate the mentioned share participation, on that regard (for example: acquire a larger participation, acquire issuer's control, sell the holding in whole or in part and/or any other purpose).

Direct or indirect holders of such percentage participation shall also submit the information required by this Section to the self-regulated entities with which the securities are registered for the purposes of publication in the corresponding gazettes.

SECTION 13.- The declarations of the persons mentioned in the preceding Sections before the CNV shall constitute sworn statements.

SECTION 14.- The information required by Sections 8 and 11 of this Chapter, shall be entered on the CNV's FINANCIAL INFORMATION HIGHWAY (FIH), as "Sworn Statement Regarding Holdings (Annex I through V Chapter XXI of the RULES)", by means of the corresponding forms, available at the CNV's web site, that may be accessed at http://www.cnv.gov.ar.

As established by Section 1 of Chapter XXVI, submission of such information through the FIH implies that the bound persons have prepared the documents following the formalities required by these RULES (2001), which paper version are kept for all purposes at the CNV's disposal. If the paper version kept at the company's principal place of business at the CNV's disposal is signed by an attorney in fact, it shall have a simple copy of the relevant power of attorney attached and contain a sworn statement of its being in force.

For the purposes of fulfilling the duty to inform, the information required by Sections 12 and 8. a.4) of this Chapter (in this last case, only when its submission by means of FIH is not possible pursuant to point a.13, Section 11, Chapter XXVI), shall be submitted by the declaring party to the CNV in paper version.

When the information required is submitted signed by an attorney in fact, it shall have a simple copy of the relevant power of attorney attached and contain a sworn statement of its being in force.

XXI.3 CONFIDENTIALITY DUTY

SECTION 15.- Persons having information on the development or business of an issuer and/or on the development or business conducted in the futures and options market, in self-regulated entities, when such information:

a.1) Has not been publicly disclosed, and

a.2) Due to its importance, may affect the placement and trading of its securities, or the trading of the corresponding futures and options,

shall keep it strictly confidential.

The foregoing duty covers:

b.1) Directors, administrators, managers, statutory auditors and members of the supervision council, controlling shareholders and acting professionals of issuer.

b.2) Any person that, due to its office, activity, position or relation has access to such information.

b.3) Directors, officers and employees of the risk rating companies.

b.4) Directors, officers and employees or private control bodies, including self-regulated entities and stock exchanges.

b.5) Officers and employees of public surveillance agencies, including the CNV.

b.6) Any person that, due to a temporary or accidental relation with issuer, or social or family relation with the shareholders integrating the controlling group of the persons mentioned above, may have access to the mentioned information.

SECTION 16.- Individuals or legal persons:

a.1) Acting in self-regulating entities or carrying out activities related to self-regulated entities, or

a.2) That, due to their work, profession, office or duties,

know classified data or information regarding the self-regulate entities, shall adopt the necessary measures for their subordinates or third parties not to access to the classified information, safekeeping such data and information.

In particular, they shall:

b.1) Prevent the classified information from being abusively or unfaithfully used and immediately take any necessary steps to avoid and, if applicable, correct, any consequences that may arise therefrom.

b.2) Immediately report to the CNV any fact or circumstance of which it becomes acquainted and from which a violation to the confidentiality duty or to the prohibition to use classified information may be inferred.

The foregoing obligations shall not cover the communication and collaboration duty that the mentioned persons have with the courts and the surveillance administrative agencies.

SECTION 17.- Upon the CNV's request, issuers shall provide a list of all the staff of its auditing firm and of its statutory auditor's involved in the conduction of audits of their financial statements, or of limited revisions.

XXI.4 DUTY OF LOYALTY

SECTION 18.- Intermediaries acting in the public offering of securities, futures and options, traded in self-regulated entities, shall keep a model behavior, at all times loyal and diligent with their clients and other participants in the market.

They shall be specifically bound to the following:

a) When acting on behalf of others, receiving or carrying out their principals' orders, even when operating by price difference:

a.1) Register upon receipt any order –written or oral- from their clients, so that the time –day, hour, minutes and seconds- quantity, quality, price and any other circumstance regarding the order received that may be necessary to avoid confusion in the negotiations, arise immediately and properly.

Apart from the duty provided in Section 21 of this Chapter, the mentioned agents shall have mechanical or electronic systems that allow them to duly register in the relevant ticket the hour, minutes and seconds of their principal's order.

a.2) Promptly carry out the orders received, under the terms in which they were given.

a.3) Give total priority to their principals' interest, refraining from multiplying transactions unnecessarily and without any benefit for them, and/or incurring into a conflict of interest. If there is a conflict of interest among different clients or principals, they shall avoid prioritizing any one of them in particular.

a.4) Have at their principals' disposal any information that, being known to them and not covered by the confidentiality duty, may have a direct and objective influence in the decision making. When required advise, such advise shall be loyally provided.

a.5) Communicate the CNV and the self-regulated entity where they are registered the relations of any economic, family or any other nature as regards third parties who, acting on their behalf or on behalf of others, might give rise to a conflict of interest with their principals.

b) When purchasing or selling on their own behalf or for their portfolio:

b.1) Inform the other parties such circumstance before executing the corresponding transaction.

b.2) Document such transactions by means of differentiated tickets, from which the fact that they acted on their own behalf arises.

b.3) Avoid any practice that might lead to deceit or in any way affect the consent of the other parties or of other participants in the market.

b.4) Communicate the self-regulated entity where they are registered the relations of an economic, family or any other nature regarding third parties which may give rise to a conflict of interest, when not inherent to the nature of the transaction.

b.5) Fulfill the rules of conduct established by the CNV and those that the self-regulated entities where they are registered adopt to that end.

Intermediaries shall refrain from the following:

c) When acting on behalf of third parties, receiving or carrying out principals' orders, even when operating by price difference:

c.1) Attributing securities, futures and/or options to themselves when there exist principals' orders issued in identical or better conditions pending execution.

c.2) Prioritize the sale of securities, futures and/or options of their own portfolio, when there exist orders issued in identical or better conditions pending execution.

c.3) Apply order from their principals to themselves or use their own portfolio with them, without prior fulfillment of the provisions of Section 36 of this Chapter.

d) Intermediaries may request their principals a general written authorization to act on their behalf. Unless evidence to the contrary, lack of such written authorization shall give rise to the presumption that the transactions performed on the principal's behalf were carried out without its consent. The principal's unconditional acceptance to the relevant settlement may be claimed as evidence to the contrary for the foregoing purposes. It shall be forbidden for intermediaries to force their principals to grant such authorization or to use their denial against the fulfillment of the obligations set forth in this Chapter.

SECTION 19.- In cash transactions, intermediaries shall be entitled to subject fulfillment of the orders to prior verification of the securities' holdings or to delivery of the funds destined to pay for their value.

In long term transactions, performance may be subject to prior verification of the guaranties or coverage deemed convenient, which shall in no case be less than those the CNV and the competent self-regulated entity may establish.

XXI.5 OBLIGATIONS OF SELF-REGULATED ENTITIES

SECTION 20.- Self-regulated entities and the other persons authorized to act under the scope of the CNV shall:

a.1) Establish supervision and surveillance systems that ensure fulfillment of the obligations established and the prevention and punishment of conducts that go against transparency within public offering, pursuant to this Chapter.

a.2) Set forth the procedures and minimum security systems, that the entities under their control shall adopt, for the purposes of preventing or detecting violations to the duties established in this Chapter.

To that end, they shall:

b.1) Have a Code of Ethics with specific rules for prevention and surveillance of any conduct that goes against the duty of loyalty towards the principal set forth in this Chapter which might lead to improper handling of the market, to the detriment of transparency and protection of the investors,

b.2) Care procedures to be implemented by intermediaries in order to avoid such behavior.

SECTION 21.- For the purposes of acquiring and/or keeping the capacity as determined market pursuant to Section 78 of Law No. 24,241, each self-regulated entity shall have a telephone call register and recording system to allow identification of the orders received from principals by the corresponding agents registered with such self-regulated entities.

The mentioned systems shall facilitate identification of:

a) Hour, minute and second when the order is given by the principal.

b) Agent's telephone line where the respective order is received.

The information registered by the system shall be kept by the self-regulated entity for the term of ONE (1) year as from registration.

Self-regulated entities with a trading room shall take all the necessary steps to avoid that the use of cell phones or other means of communication causes, facilitates or contributes to evasion of the controls established in the mentioned registration system.

Self-regulated entities that do not have a trading room may delegate the materialization of such registration system in each agent registered with such self-regulated entity.

XXI.5.1 PUBLICITY OF TRANSACTIONS AND OTHER ASPECTS

SECTION 22.- The following data shall be available to the public as from execution of the mentioned transactions:

a.1) Identity of the security.

a.2) Value and number, price and time of effectiveness of each of the transactions carried out in an authorized market.

a.3) Identity of the corresponding market's intermediaries who took part in such transactions, and the capacity in which they participated.

Self-regulated entities shall adopt all the necessary steps to ensure free access to such information, its truthfulness and publication, notwithstanding the CNV's powers.

To that end, they shall daily publish all the transactions carried out, divided by nature, price obtained, and hour, minutes and seconds of execution of each one of them.

CNV's and other intermediation costs shall be excluded from the transactions' execution price and shall be duly expressed on the intermediaries' supporting documents.

The information referred in this Section may be replace by daily publication of the amount and value of the transactions executed at a same price during the course of trading within which such price has not changed, indicating the time period of each successive price change.

SECTION 23.- Publicity, advertising and broadcasting that are, by any means, made by the following:

a.1) Issuers

a.2) Self-regulated entities and intermediaries

a.3) Any other individual or legal person participating in an issuance or placement of securities

a.4) Any other individual or legal person who takes part in the futures and/or options trade,

shall contain no statement, mention or description that may induce the public to mistake, misconception or confusion, as regards the nature, price, profitability, redemption, solvency, guaranties or any other aspect of the securities of their issuers or of the futures and options.

The mentioned persons shall ratify or amend –pursuant to Sections 2, 3 and 5 of this Chapter- the information publicly broadcasted that, due to its importance, may materially affect the placement or trading of securities, futures and options in the markets.

Violation to the provisions of this Section or to the rules that the CNV issues to that effect, shall entitle the CNV to order the violator to amend or suspend such publicity, despite any other penalties that may apply.

This Section applies to all publicity ordered by issuers, intermediaries or any other individual or legal person with an actual interest in the transaction involved, despite the means chosen for publication.

This Section does not apply to publishers, notes, articles or any other collaboration of a journalistic nature, notwithstanding the provisions of the following Section.

SECTION 24.- Those who, within the scope of public offering, knowingly spread false or tendentious news, by any of the means detailed in Section 16 of Law No. 17,811, even when not seeking an advantage or benefit for themselves or for third parties, shall be subjected to the corresponding penalties.

XXI.6 TENDER OFFERS AND PUBLIC SALES

SECTION 25.- TENDER OFFERS SHALL FOLLOW THE PROVISIONS OF CHAPTER XXVII "TENDER OFFERS".

XXI.7 CONDUCT AGAINST TRANSPARENCY WITHIN PUBLIC OFFERING

XXI.7.1 PROHIBITION TO USE CLASIFFIED INFORMATION FOR OWN OR THIRD PARTY BENEFIT

SECTION 26.- Those persons listed in Section 15 of this Chapter shall not:

a.1) Use the confidential information there mentioned for the purposes or obtaining, for themselves or for third parties, advantages of any nature, either arising from the purchase or sale of securities, futures, options or any other transactions related to the public offering system.

a.2) Carry out on their own behalf or on behalf of third parties, directly or indirectly, any the following acts:

- a.2.1) Prepare, facilitate, take part in or carry out any sort of transaction in the market, over securities, futures or options to which the information refers.
- a.2.2) Communicate such information to third parties, other that in the usual course of their work, profession, office or duty.
- a.2.3) Recommend any third party to acquire or assign securities, futures or options or to make others acquire or assign them, based on such information.

XXI.7.2 IMPROPER HANDLING AND FRAUD IN THE MARKET

SECTION 27.- The following individuals or legal persons:

a.1) Issuers

a.2) Intermediaries

a.3) Investors

a.4) Any other participant in the securities, futures and/or options market,

shall:

b.1) Refrain from practices or conducts intended to improperly handle prices or amounts of the securities, futures or options traded in such markets, or that allow such improper handling.

b.2) Refrain from any other practice or behavior capable of deceiving any individual or legal person that participates in the mentioned markets.

The foregoing behaviors include but are not limited to any act, practice or course of action intended to:

c.1) Artificially affect the formation of prices, solvency or traded volume of one or more security, future or option.

This includes:

c.1.1) Transactions where transference of the securities, futures or options is only apparent.

c.1.2) Transactions carried out for the purposes of creating a false perception of offer and demand or of an active market, even if the transfer of the securities, futures or options does take place.

c.2) Induce any market participant to mistake.

This includes:

c.2.1) Any false statement made knowing its inaccurate or deceitful nature or that should be known as such;

c.2.2) Any omission of information that may induce to mistake by any person bound to provide such information.

XXI.7.3 PROHIBITION TO TAKE PART IN PUBLIC OFFERINGS WITHOUT AUTHORIZATION

SECTION 28.- The following individuals or legal persons:

a.1) Issuers

a.2) Intermediaries

a.3) Investors

a.4) Any other participant in the securities, futures and/or options market,

shall adapt their behavior to the rules established by the CNV and, if applicable, to the competent self-regulated entity to that end.

For such purpose, they shall specifically refrain from:

b.1) Taking part in the public offering in any capacity that requires prior authorization, if such was not given.

b.2) Offering, purchasing, selling or carrying out any sort of transaction regarding securities, futures or options which, due to their characteristics, should have authorization for public offering and has not yet obtained it at the time of the transaction.

b.3) Carrying out transactions not expressly authorized by the CNV and the competent self-regulated entity regarding securities, futures or options.

XXI.7.4 MARKET STABILIZATION TRANSACTIONS

SECTION 29.- In initial public offerings of securities, the intermediaries participating in their placement and distribution on their own behalf or on behalf of the issuer or holder of the securities, shall be entitled to carry out transactions destined to stabilize the market price of such securities, under the conditions determined below, in which case such stabilization transactions shall not be included in the conducts described in Section 34 of the Public Offering Transparency System of Executive Order No 677/01 nor in those described in Section 27 of this Chapter.

To that end, the transactions shall fulfill the following conditions:

a) They shall extend no further than THIRTY (30) calendar days as from the first day when trading of the security in the market has begun.

b) The offering circular corresponding to the relevant public offering shall include a note addressed to investors on the possibility to carry out these transactions, their term and conditions.

c) They shall not be carried out by more than one intermediary of those taking part in the placement and distribution.

d) Only stabilization transactions destined to avoid or mitigate decreases in the price at which the securities included in the relevant initial offering are traded may be executed.

e) No stabilization transaction carried out within the authorized period may be executed at prices exceeding those at which the relevant security was traded in the authorized markets, in transactions carried out among parties not related to the distribution or placement.

f) No stabilization transaction may be performed at prices exceeding that of the initial placement, and

g) Self-regulated entities shall spot as such and inform the stabilization transactions, either in each specific transaction or after the transaction session.

These stabilization transactions may also be carried out as a consequence of the secondary securities placement and distribution executed their holder, with the CNV's authorization.

Self-regulated entities shall be entitled to issue additional regulatory conditions applicable to the stabilization transactions carried out by their intermediaries.

XXI.8 APPLICABLE PROCEDURE

SECTION 30.- Failure to fulfill the obligations set forth by Sections 6, 18 and 19 as regards intermediaries registered in self-regulated entities who have established obligations and penalties similar to those contained in this Chapter shall not be subject to proceedings conducted before this CNV, but by the self-regulated entity where they act, instead.

XXI.8.1 DUTY OF COLLABORATION

SECTION 31.- Any person subjected to investigation is bound to collaborate with the CNV, and their conduct during the procedure may be deemed ratification of the evidence for the purposes of deciding initiation of the proceedings and have an incidence in its final resolution.

For this rule to apply, the person under investigation must before be served in person or by note addressed to their domicile of choice or established domicile, informing on the effects that lack or reluctance regarding the duty of collaboration set forth in this Section may have.

XXVI.8.2 UNIFORM DESCRIPTION OF THE MARKET VALUE OF GOVERNMENT BONDS AND OTHER DEBT SECURITIES

SECTION 32.- For publication purposes, the trading value of government bonds and other debt securities, in the different self-regulated entities, shall be expressed considering the relation with the nominal value per each HUNDRED (100) units of the issuance currency nominal value pending amortization (residuary).

As from placement and until its first amortization, the nominal value shall coincide with the nominal value pending amortization (residuary).

As from the first amortization and until its total cancellation, the nominal value pending amortization (residuary) shall be that resulting from the range established for each security.

SECTION 33.- The trade value of government bonds and other debt securities, which begin being traded THIRTY (30) days before payment, shall be expressed in pesos and in units of the issuance currency as parity regarding the value of the bond in such currency (unit of the issuance currency-bond).

XXI.9 FORMATION OF THE PRICES IN THE MARKETS

SECTION 34.- Transactions in shares, convertible bonds and/or options under the public offering system carried out in authorized markets, shall be executed by means of electronic trading systems or by loud voice statements in a trading room, closing transactions with interference of the offers.

SECTION 35.- Intermediaries operating the securities mentioned in the previous Section shall offer any order receive frcm their clients in the corresponding trading system. No order from a client may be attributed by the agent to its own portfolio, nor to any other client of the same agent who received it, without such order being expressed in the market for a minimum reasonable period to be determined by each market, considering the specific characteristics of the electronic or loud voice system. If, after the exposure period, the order was not totally or partially satisfied, the agent may take it for its own portfolio or for another client of the same agent, for the non satisfied part. In such case, the agent must follow the application rules in force in the relevant market.

SECTION 36.- The foregoing Section shall not apply to orders for a fixed number of securities, which must be defined by each market.

SECTION 37.- Expenses and other intermediation costs of the transactions mentioned in Sections 35, 36 and 37 must be explicit.

SECTION 38.- Stock Markets authorized pursuant to Section 28 of Law No. 17,811 must issue the rules that are necessary to adapt their operations to the provisions of Sections 35 through 38, for the purposes of obtaining and/or maintaining the markets determination set forth in Section 78 of Law No. 24,241.

BOOK 9. OTHER PROVISIONS

CHAPTER XXVII: TENDER OFFERS

XXVII.1. GENERAL PROVISIONS

XXVII1.1 PRIOR AUTHORIZATION

SECTION 1.- Any individual or legal person intending to carry out a securities tender offer and/or exchange offer, shall request prior authorization to the CNV.

The request shall fulfill the following requirements:

a) Authorization request together with a copy of the offering's announcement publication referred in Section 3.a.1), and the relevant offering circular and the necessary documents pursuant to the information required by these regulations.

b) Such documents shall be signed by the offeror or any authorized signatory and shall contain the information necessary to allow the offerees to make an informed decision on that regard.

c) If the offeror is a legal person, the decision to carry out the tender offer corresponds to the board, unless such decision is adopted in a shareholders' meeting.

XXVII.1.2. SCOPE OF THE OFFERING

SECTION 2.- Voluntary and compulsory tender offers and/or exchange offers for voting stock of companies whose shares are publicly traded, shall be addressed to all holders of such shares (including holders of non-voting shares who, at the time the authorization for the offer is requested, have voting rights).

In case of compulsory tender offers pursuant to the rules established in Sections 5 through 21, the offer shall also include the holders options, convertible debt securities or similar securities that directly or indirectly may entitle their holders to subscribe, acquire or convert into voting shares, in proportion to their holdings and to the value of the participation intended to be acquired, and shall be carried out pursuant to the procedure established in the following Section, being all transparency rules regulating primary placements and secondary trading applicable to the relevant extent.

XXVII.1.3 PROCEDURE. DUTY OF INFORMATION

SECTION 3.- Unless otherwise provided, the following obligation to inform shall apply to all tender offers and/or exchange offers:

a) Offeror's Obligations. The Offeror shall submit the following information to the CNV:

a.1) Announcement of the Offer. The announcement of the definitive intention to make an offer shall contain al least:

a.1.1) The material conditions of the tender offer and/or exchange offer, including the minimum and maximum amounts of securities to be acquired, the procedures for conflict resolution in case that offers are below or above such minimum amounts, and priority rules for offers received.

a.1.2) Offeror's identity and corporate domicile.

a.1.3) Information on any participation or stock option in the capital stock of the target company held by the offeror or any person acting in concert with the offeror. In case of stock options, a description of their conditions should be provided.

a.1.4) Statement of offeror's board of directors declaring that it has sufficient resources to ensure the total satisfaction of the offer.

a.2) Offering circular. An offering circular shall be attached to the request; all pages shall be signed by a duly authorized person, it shall be drafted in a way that allows easy analysis and understanding of its content, and it shall contain at least the information detailed in Annex V of Chapter VIII "Offering Circular".

a.3) Other Information. In addition to the offering circular, the following documents shall be filed:

a.3.1) Document evidencing the guaranty granted by the offeror, pursuant to the provisions of Sections 30 through 32.

a.3.2) Administrative authorization or request therefore filed before any administrative or state authority, if the transaction so requires, particularly in the case of offers covered by Sections 83 through 85.

a.3.3) If the offeror is a legal person:

a.3.3.1) Authenticated copy of the minutes by which the competent body resolved to make the offer.

a.3.3.2) Certification evidencing the offeror's formation and the subsequent amendments to its by-laws.

a.3.3.3) The offeror's last TWO (2) audited annual financial statements and those corresponding to its affiliates, if applicable.

a.3.4) If the consideration consists of securities issued by a company other than the offeror, the issuer's audited financial statements and those of its affiliates, if applicable, corresponding to, at least, the last TWO (2) fiscal years, as well as those established in point 3.3) above.

a.3.5) In any case, the offeror, as from the day following publication of the first offer announcement, shall make available to any interested party copies of the offer announcement and –if applicable- of the preliminary offering circular, as well as of the documents that shall be attached thereto as from the date of the submission of the request for public offering to the CNV.

a.3.6) Any non-public information in connection with the target company, either received from the offeror or from third parties, and prepared or not by the offeror, that the CNV may deem to be relevant or necessary for the oferees to accept or reject the offer.

a.3.7) A non-revocable commitment to acquire the securities, except for the offered price,,which may only be increased in FIVE PER CENT (5%), if it were also offered to the offerees who have already accepted the offer.

a.4) Initial Offer's Period. The initial offer's period shall be no less than TWENTY (20) days and no more than THIRTY (30) days as from authorization of the offer.

a.4.1) Additional Offer Period. An additional offer period of at least FIVE (5) days and no more than TEN (10) days as from the expiration of the initial offer's period shall be granted to offerees, even if the maximum initial offer's period was adopted, so that offerees who have not accepted the offer within the initial offer's period can do so within such additional additional offer's period, under the same procedures and in identical conditions as those granted to those who have accepted the offer within the initial offer's period. If the target company's by-laws establishes initial or additional offer's periods which are shorter or larger than the minimum offer's periods established in this Section a.4), such by-laws' provisions shall automatically prevail.

a.4.2) Term for the CNV to make a decision. The CNV shall have a period of FIFTEEN (15) days to impose conditions to the offer. Thereafter, the offer shall be deemed approved and offeror shall be able to continue with the procedure. Any CNV's request for clarifications, additional information, or amendment of the offer shall interrupt the above mentioned term.

b) Other obligations of the offeror. Once the offeror decides to move on with the offer, the offeror shall:

b.1) Serve immediate notice to the target company of the conditions of the offer, notice which shall contain the information described in a.1) above.

Simultaneously, the offeror shall file a copy of the announcement of the offer with the CNV.

b.2) Publish the announcement of the offer as from the date of it filing with the CNV. Publications shall contain the following text in a prominent place: "*Authorization to carry out this tender offer shall be requested to the CNV pursuant to the rules in force, within the next TEN (10) days; authorization has not yet been granted. This information is therefore subject to modifications and amendments and can not be considered final.*"

The filing of the request for authorization for the tender offer and/or the exchange offer shall be filed with the CNV within TEN (10) days after the last publication of the offer announcement pursuant to b.2).

b.3) This publication shall take place at least ONE (1) day in the Bulletin of the self-regulated entity where the shares are listed and THREE (3) days in a newspaper of wide circulation in the Republic of Argentina.

b.4) After the term established in a.4.2), the offeror shall make additional publications by the same means and during the same term, informing whether the authorization of the offer was granted in its original conditions, or if any new conditions were imposed by the CNV.

c) Target Company's Obligations. The target company's board of directors shall in due time, but in any case at least within FIFTEEN (15) days as from being served with the notice established in b.1):

c.1) Give an opinion on the reasonableness of the price offered and make a technical recommendation on its acceptance or rejection. It shall also inform whether it will request or not the opinion of an independent specialized rating company and, if requested, inform the content of such opinion.

c.2) Inform any decision adopted or likely to be imminently adopted, or under analysis, which the directors of the target company deem to be relevant for the oferees to decide whether to accept or reject the offer.

c.3) Inform whether directors and first line managers who are also shareholders of the target company have decided to accept or reject the offer.

The opinion and information required by this Section shall be filed with the CNV and the self-regulated entity where the securities are listed as soon as obtained. The CNV shall then order publication or availability for the interested as it may deem appropriate.

XXVII.1.4 PROCEDURE. CONSIDERATION

SECTION 4.- Except when these regulations expressly provide for cash consideration, the offer may be structured as a purchase and sale, as an exchange or as a combination of both, and shall ensure equal treatment to all security holders in equal circumstances.

a) In case of purchase and sale, the cash consideration shall be stated in pesos or US dollars for each unit.

If securities are offered in exchange, the nature, value and characteristics of the securities offered, as well as the exchange ratios, should be clear. Exchange offers consisting of outstanding common shares which carry voting rights that are larger or smaller than the voting right carried by any outstanding common shares, shall not be admitted.

In case of exchange offers, only securities admitted for trade in self-regulated markets in the Republic of Argentina or abroad which are authorized by the CNV, or securities to be issued by the offeror, may be offered in exchange; provided that in the latter case, the offeror's capital is totally or partially publicly traded, that issuance of the securities is subject to public offering, and that the offeror undertakes an express and non-revocable commitment to request admission for trading the new securities within THREE (3) months as from publication of the results of the offering.

b) When the consideration offered consist in whole or in part of securities to be issued by offeror, its board of directors shall convene a shareholders' meeting to decide on the issuance of the securities offered in consideration at the same meeting where it is decided to make the offer.

The convening of such shareholders' meeting shall be published together with the announcement of the offering set forth in Section 3.a.1). In any case, the term for acceptance of the offer shall be extended FIFTEEN (15) days as from the date of the shareholders' meeting approving the capital increase.

The size of the issuance shall be equal to the maximum amount of shares necessary to fulfill the offer.

XXVII.5 OFFER'S GUARANTIES

SECTION 30.- Prior to making the offer, the offeror shall provide the CNV with evidence that it has granted all guaranties ensuring its ability to fulfill its obligations under the offer.

SECTION 31.- When the consideration offered consists of cash, the guaranties should consist of cash, government bonds, or guaranties granted by a domestic financial entity.

SECTION 32.- When the consideration offered consists of already issued securities, the offeror shall evidence that such securities are available and affected to the offer.

XXVII.6 DUTIES OF BOARD OF DIRECTORS

XXVII.6.1 NEUTRALITY

SECTION 33.- As from the publication of the announcement of the offer and until publication of its result, the board of directors of the target company shall refrain from entering into any transaction which is not inherent to the target company's ordinary course of business, or which may hinder the offer, and shall place the shareholders' interest before their own.

SECTION 34.- In particular, it shall refrain from:

a) Approving the issuance of shares, bonds of any kind and convertible securities, except for issuances made in fulfillment of prior agreements and dully authorized by the shareholders of the company.

b) Directly or indirectly entering into transactions involving the securities allocated to the offer for the purposes of hindering it.

c) Selling, granting encumbrances or leasing real estate or other corporate assets, when such conducts may impede or hinder the offer.

SECTION 35.- The restrictions set forth in the foregoing paragraph shall also apply to affiliates of the target company and to whomever may act in concert with the target company.

XXVII.6.2 DUTY TO GIVE AN OPINION

SECTION 36.- The target company's board of directors shall draft a detailed report on the tender offer, which shall contain any recommendation to accept or reject it, and shall expressly state whether there exists any agreement between the target company and offeror, or between the latter and the member of the former's board of directors, as well as all the information established in Section 3.c).

SECTION 37.- The report of the target company's board shall be published for TWO (2) days in the Bulletin of the self-regulated entity, at least within FIFTEEN (15) days as from the date of reception the communication mentioned in Section 3.b.1), and simultaneously filed with the CNV.

XXVII.6.3 DUTY TO IDENTIFY SHAREHOLDERS

SECTION 38.- If requested by the offeror, the target company's board shall cause the registrar (or depository of shares, in case of ADRs) to make available to offeror a list of the target company's shareholders containig their identification information.

Notwithstanding the foregoing, such information shall be filed with the CNV before the term for publication of the opinion referred in Section 37 has expired.

XXVII.7 AMENDMENT, WITHDRAWAL AND TERMINATION OF THE OFFER

XXVII.7.1 NON-REVOCABLE CHARACTER OF THE OFFER

SECTION 39.- Tender offers shall be non-revocable and may not be amended, withdrawn or terminated except for the cases and in the manner set forth in these regulations.

XXVII.7.2 AMENDMENT OF THE OFFER

SECTION 40.- Authorization may be requested to the CNV for amending the characteristics of the offer at any time prior to the last SEVEN (7) days of the offer's period, as long as such amendment grants the offerees a more favorable treatment, either because of an extension of the initial offer to a larger percentage of the voting stock, or because the consideration offered is improved.

Such amendment shall grant equal treatment to each offeree under equal circumstances.

SECTION 41.- The decision adopting the amendment shall be evidenced by the offeror who shall make express reference to each topic in the initial offering circular which is being amended and to the causes of such amendment.

Amendments shall be described with the same precision, extension and accuracy as the topics being amended.

SECTION 42.- Any amendment to the offer shall be filed with the CNV, and the offer's period shall be automatically extended SEVEN (7) days.

SECTION 43.- If the CNV deems it necessary, it may establish an additional extension of the offer's period, and such extension shall be published as set forth in Section 3.b.3).

SECTION 44.- Once approved by the CNV, the amendment shall be published as established in Section 3.b.3) prior to the expiration of the offer's period, extended as set forth in Section 43.

SECTION 45.- The provisions of Section 3.c) shall apply to the amendment, but the term for the board to issue its report shall be of FIVE (5) days as from the service of the notice regarding the amendment.

SECTION 46.- Unless there is an express provision to the contrary, and subject to the same requirements established for acceptance of the first offering, it shall be deemed that the offerees who have accepted the offer prior to the amendment adhere to the amended offer.

SECTION 47.- The provisions of the foregoing Sections shall apply notwithstanding the provisions applicable for the situation of competing offerings, in which case Sections 73 through 82 shall apply.

XXVII.7.3 RESTRICTIONS AFFECTING THE OFFEROR

SECTION 48.- If the consideration offered consists of securities, or cash and securities, the offeror shall not acquire securities of the target company until publication of the results of the offer.

SECTION 49.- If the consideration offered consists of only cash, any acquisition of securities of the target company by the offeror taking place between the filing of the offer with the CNV and the publication of its results, for a price higher to the one established in the offering circular or its amendments, shall automatically increase the price offered up to the highest price paid, and the minimum and maximum thresholds set forth in the offer shall be deemed inexistent.

In such cases, the existing guaranties shall be extended accordingly.

SECTION 50.- If the tender offer does not cover all the securities of the target company, and sufficient holders tender their shares, the offeror shall not, within ONE HUNDRED AND EIGHTY (180) natural days as from publication of the result of the offering, acquire securities of the target company, either directly or in concert with others, without launching a new tender offer, in the same conditions as the preceding one, but covering all the securities of the target company.

Once such term has elapsed, the general rules set forth in these regulations shall apply.

XXVII.7.4 WITHDRAWAL AND TERMINATION OF THE OFFER

SECTION 51.- The offeror may only withdraw its offer in the following situations:

a) When a competing offer is submitted, as set forth in Sections 73 through 82.

b) When the offeror's shareholders reject the proposal to increase its capital, if the securities offered were to be newly issued.

c) Under the circumstances established in Section 84.b) and d).

d) If, due to extraordinary circumstances exceeding the control of the offeror, the offer cannot be perfected, as long as there is prior consent from the CNV.

e) If a self-regulated entity fails to admit for listing the securities offered in exchange, the offer will automatically be terminated.

SECTION 52. – Notwithstanding the foregoing, the offer shall be deemed terminated if not accepted by the minimum amount of capital to which it was conditioned, if conditioned, unless the offeror waives the condition and acquires the securities tendered.

SECTION 53.- The withdrawal of the offer, with express and detailed indication of the reasons for such decision, shall be immediately communicated by offeror to the CNV.

Any other reason terminating the offer shall also be communicated.

SECTION 54.- Such communications shall be published as set forth in Section 3.b.3), at least TWO (2) days as from notified to the CNV.

SECTION 55.- Once the withdrawal of the offer or the reason for its termination are published, any acceptances taking place thereafter shall be deemed ineffective, and the offeror shall bear the costs arising from such acceptances.

XXVII.8 ACCEPTANCE OF THE OFFER AND SETTLEMENT OF THE TRANSACTIONS

XXVII.8.1 DECLARATION OF ACCEPTANCE OF THE OFFERING

SECTION 56.- The offer may be accepted through any authorized intermediary, and only pursuant to the offering circular. On the following day, the members of the market shall inform the corresponding self-regulated entities and offeror, through its representatives appointed in the offering circular, the amount of acceptances received,

SECTION 57.- Unless otherwise provided in these regulations, acceptances shall be non-revocable, and shall be deemed void if subject to any condition.

XXVII.8.2 RECEIVED ACCEPTANCES

SECTION 58.- During the offer's period, the offeror, its representatives and the self-regulated entities where the involved securities are listed, shall make available to the CNV, upon its request, information on the number of acceptances submitted.

SECTION 59.- During the period mentioned in the foregoing Section, the interested parties may obtain information on the number of acceptances submitted either at offeror's corporate domicile or at its representatives' domicile.

XXVII.8.3 PUBLICATION OF THE RESULT OF THE OFFER

SECTION 60.- Once the additional offer's period set forth in Section 3.a.4.1) has expired, the offeror and the intervening agents, if any, shall inform the results to the CNV and to the self-regulated entities where the target company's securities are listed. Such information shall be immediately published in the Bulletin of the self-regulated entities where the shares are listed and in a newspaper of wide circulation in the Republic of Argentina.

SECTION 61.- Once the initial or additional offer's period, or the additional offer's period derived from an amendment of the offer, have expired, the self-regulated entities shall inform the CNV the total number of securities tendered, within FIVE (5) days.

SECTION 62.- Once the CNV has been informed the total number of acceptances it shall, within THREE (3) days, inform the self-regulated entities (if there is more than one self-regulated entity) where the securities are listed and, if applicable, the offeror and the target company, the result of the offer, depending on whether the minimum number of securities set forth as a condition of the offer was reached or not.

In all cases, self-regulated entities shall publish such result in their gazettes the following day.

XXVII.8.4 SETTLEMENT OF THE OFFERING

SECTION 63.- Successful tender offers whose consideration consist of cash, shall be settled by the established procedure, and to that end, the date of publication of the result of the offer in the Bulletin of the self-regulated entity, shall be deemed the date of the transaction.

SECTION 64.- If the consideration consists of securities, the tender offer shall be settled as set forth in the offering circular.

SECTION 65.- Once the transaction is settled, the CNV shall authorize the release of the corresponding guaranty.

Partial reductions thereof may be requested as long as they do not hinder the pending settlement process.

XXVII.8.5 RULES FOR DISTRIBUTION AND PRO RATA ALLOCATION

SECTION 66.- The following provisions shall apply to the settlement of binding tender offers where the total number of securities tendered exceeds the offer's maximum limit:

a) Linear distribution: the distribution shall begin by allocating to each tenderor an equal number of securities, and such number shall be that resulting from dividing TWENTY FIVE PER CENT (25 %) of the total offer among the number of acceptances.

b) Acceptances submitted for a number of securities below the threshold mentioned in the preceding paragraph shall be wholly covered.

c) Several acceptances of a single individual or legal person, either direct or indirect, shall be deemed to be a single acceptance.

d) Distribution of the excess: any amount not attributed pursuant to the foregoing rule shall be allocated in proportion to the number of securities included in each acceptance.

SECTION 67.- When the offer is targeted to more than one type of security holders, the foregoing rule shall apply to each such type.

SECTION 68.- Self-regulated entities shall act coordinately in order to determine the number of securities to be allocated to each acceptance where the securities covered by the offer are listed in several self-regulated entities and the distribution and pro rata allocation rules contained in the foregoing section apply.

SECTION 69.- In case of voluntary tender offers, the distribution and pro rata allocation rules shall be freely determined by the offeror and shall be included in the offering circular.

XXVII.8.6 NEGATIVE RESULT OF THE OFFER

SECTION 70.- If the offer fails because less than the required securities are tendered, the entities or persons who received any acceptance on behalf of the offeror shall immediately return the documents evidencing title to the securities to the tenderors.

SECTION 71.- All expenses related to the tender of shares shall be borne by the offeror.

SECTION 72.- The offeror, its affiliates, the members of its board of directors, first line managers, and any person who has made the offer on their own behalf but on account of the offeror or in concert with it, shall not launch another tender offer in connection with the same securities within ONE HUNDRED AND EIGHTY (180) calendar days, as from the date of publication of the negative result of the offer, nor acquire securities during such period of time in an amount that would trigger the obligation to launch a tender offer.

XXVII.9 COMPETING OFFER

XXVII.9.1 DEFINITION

SECTION 73.- An new offer shall be deemed a competing offer to a previously published offer if it involves securities covered in whole or in part by such published offer, and if the offer's period has not yet expired, as long as the requirements of Section 78 are fulfilled.

XXVII.9.2 AUTHORIZATION OF THE COMPETING OFFERING

SECTION 74.- The CNV shall authorize the competing tender offer as long as the general provisions of these regulations and the specific provisions contained in this Chapter are fulfilled.

SECTION 75.- Those acting in concert with the offeror or its affiliates, or directly or indirectly acting on the offeror's behalf, shall not submit an offer competing with the initial offer.

SECTION 76.- If the competing offer is submitted before publication of the offer announcements for the initial offer, the CNV shall inform this situation to the new offeror, stating that such second offer shall be subject to the competing offer rules, and shall suspend the second offer until the initial offer has been authorized.

SECTION 77.- Once the announcement of the competing offer is published, the CNV shall grant the initial offeror a period of SEVEN (7) days for it to ratify or improve the conditions of its offer.

XXVII.9.3 CONDITIONS OF THE COMPETING OFFERING

SECTION 78.- Any competing offer shall at least comply with the following requirements:

a) Be filed within FIFTEEN (15) days from the authorization by the CNV set forth in Section 3.a.4.2).

b) Target at least the same number of securities than the latest preceding offer

c) Improve the latest preceding offer, either by increasing the price or the value of the consideration offered in at least FIVE PER CENT (5%), or by extending the offer to a number of securities above FIVE PER CENT (5%) thereof.

d) Consideration shall, in any case, consist of cash or securities with prices determined in the authorized markets.

e) Have an offer's period of THIRTY (30) days. If the offer's period expires before that of the competing offering, the offer's period shall be extended until the expiration of the competing offer's period.

XXVII.9.4 WITHDRAWAL OF THE ACCEPTANCE

SECTION 79.- Once the announcement of the last competing offer has been published, acceptances of such offer or of other prior offers may be withdrawn by the holders of the securities involved.

XXVII.9.5 EXTENSION OF THE OFFER'S PERIOD

SECTION 80.- Unless, pursuant to the following Section, the preceding offeror decides to withdraw its offer, the initial offer's period shall automatically be extended until the expiration of the offer's period of the last competing offer.

XXVII.9.6 WITHDRAWAL AND AMENDMENT OF THE OFFERING

SECTION 81.- The announcement of the competing offer shall allow previous offerors to withdraw their offers and such withdrawal shall be announced by the means set forth in Section 3.b.3).

SECTION 82.- If its offer is not withdrawn, the initial offeror may amend its conditions, as long as the following requirements are met:

a) That the conditions of the competing offer are improved, either by increasing the price or the value of the consideration offered in at least FIVE PER CENT (5%), or extending the initial offer to a number of securities at least above FIVE PER CENT (5%) of the maximum number of securities covered by the competitors.

b) That it obtains authorization from the CNV and publishes the new conditions for the offer pursuant to Section 3,b.3).

XXVII.10 CONCENTRATION TRANSACTIONS

XXVII.10.1 PROCEDURE BEFORE THE ANTITRUST AUTHORITIES

SECTION 83.- Once the request for authorization set forth in Section 3 has been filed with the CNV, or the announcement of the offer has been published, if prior thereto, the offeror shall notify the Antitrust authority pursuant to Law No. 25,156, within SEVEN (7) calendar days.

SECTION 84.- The notification established in the precedent Section shall have the following effects:

a) If the transaction is authorized prior to the expiration of the offer's period, it shall have full effect.

b) Otherwise, the offeror shall withdraw its offer.

c) If the Antitrust authority imposes any new condition, the offeror may withdraw its offer, unless the CNV deems such conditions non-material, thus banning such withdrawal.

d) If prior to the expiration of the offer's period, there is no express or tacit decision, the offeror may withdraw its offer.

SECTION 85.- Any proceedings before the Antitrust authority and, if applicable, any subsequent withdrawals, shall be published by the means set forth in Section 3.b.3) within TWO (2) days from the end of the offer's period. Prior notice should be given to the CNV.

XXVII.11 SUPERVISION, CONTROL, AND PENALTIES

XXVII.11.1 SUSPENSION OF LISTING

SECTION 86.- Once the request for authorization of a tender offer is received, the CNV may suspend the trading of the securities involved pursuant to Section 13 of Law No. 17,811 if it considers that there is serious risk that the usual course of the company's activity or of the trading of the securities involved in the offer may be affected, or that the creation of a fictitious securities market is likely to occur.

The decision to suspend shall indicate that it is based on the submission of an tender offer.

The suspension shall be immediately communicated to the self-regulated entities where the involved securities are listed.

XXVII.11.2 SUPERVISION, CONTROL AND PENALTIES

SECTION 87.- The persons or entities launching a tender offer, the companies involved, the authorized intermediaries or financial entities acting on behalf of the offeror, the managers of any of the foregoing or any other person who, directly or indirectly, acts on its behalf or in concert therewith, shall be subject to the supervision, control and penalties system set forth by Law No. 17,811, and to the arbitration proceedings established in Section 38 of the Annex to Executive Order No. 677/01.

XXVII.11.3 SUSPENSION OF SHAREHOLDERS' RIGHTS

SECTION 88.- Notwithstanding the penalties described in the preceding Section, any person acquiring shares from a company whose capital stock is listed in an self-regulated entity, and reaching or exceeding a significant participation without priory launching a tender offer, shall not be entitled to exercise the shareholders' rights arising from the shares so acquired or to be acquired thereinafter, without launching a tender offer; provided that if it exercises such rights, the decisions adopted shall be wholly ineffective and void for administrative purposes pursuant to Section 6.h) of Law No. 17,811.

The same limitation shall apply to those acquiring convertible securities once such conversion has actually taken place, and to those who have started exercising shareholders' rights in case of usufruct or pledge of shares.

SECTION 89.- Any person who has acquired shares in violation of the obligation to launch a tender offer may only recover its shareholders' rights corresponding thereto by launching a tender offer for the rest of the target company's shares. The price is to be established pursuant to Sections 22 through 28, or by obtaining unanimous consent from the rest of the shareholders to be given individually.

SECTION 90.- The mere re-sale of shares acquired in violation of the obligation to launch a tender offer shall not prevent the application of the corresponding administrative penalties nor it will permit the exercise of the rights arising from the shares retained by the violator.

The acquirer of the shares in a re-sale transaction shall only be entitled to exercise the shareholders' rights corresponding thereto if it acquired such shares in good faith and it has none of the relationships detailed in Section 12 with the transferor.

XXVII.11.4 INEFFECTIVE DECISIONS

SECTION 91.- For administrative purposes, decisions taken by a company's bodies shall be ineffective and irregular when for such bodies to constitute quorum or for such decisions to be taken it was necessary to calculate shares which shareholders' rights are suspended pursuant to the provisions of this Chapter.

SECTION 92.- The CNV shall be entitled to initiate contesting proceedings, even in arbitration courts, pursuant to Section 38 of the Public Offering Transparency System approved by Executive Order No 677/01, notwithstanding any powers that may correspond to any other person.

XXVII.11.5 DUTIES OF AUTHORIZED INTERMEDIARIES

SECTION 93.- Authorized intermediaries that, in the course of their activities or due to their duties, know of any transaction that may violate the acquisition public offering rules, shall refrain from taking part therein.

END